Exhibit 99.2

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made as of the 22nd day of December, 2005 at 2:00 p.m.,

BETWEEN:

MARTIN BOUCHARD, businessman, domiciled and residing at 112 rue Doris-Lussier, St-Augustin-de-Desmaures, Quebec, G3A 2T8;

and

ÉRIC BOUCHARD, businessman, domiciled and residing at 3709 rue Pollack, Sainte-Foy, Quebec, G1X 4Z3;

and

RÉAL BOUCHARD, businessman, domiciled and residing at 1207 rue du Golf, Cap-Rouge, Quebec, G1Y 2T4;

and

CAROLE MOISAN, businesswoman, domiciled and residing at 1207 rue du Golf, Cap-Rouge, Quebec, G1Y 2T4;

and

4332903 CANADA INC., a legal person, duly incorporated according to law herein acting and represented by Martin Bouchard, its President, duly authorized hereto as he declares;

and

4332911 CANADA INC., a legal person, duly incorporated according to law herein acting and represented by Éric Bouchard, its President, duly authorized hereto as he declares;

(collectively referred to as the "Principal Vendors")

and

MAMMA.COM INC., a corporation incorporated under the laws of the Province of Ontario herein acting and represented by Guy Fauré, its President and CEO, duly authorized hereto as he declares;

(the "Purchaser")

and

4332890 CANADA INC., a legal person, duly incorporated according to law herein acting and represented by Martin Bouchard, its President, duly authorized hereto as he declares;

("Novera")

and

COPERNIC TECHNOLOGIES INC.,
a corporation incorporated under the Canada Business Corporations Act herein acting and represented by Martin Bouchard, its Executive Chairman, duly authorized hereto as he declares;

(the "Company")

RECITALS:

A.     The Principal Vendors are the registered and beneficial owners of the number of issued and outstanding Class “A”, Class “C” and Class “E” shares in the capital of Novera as indicated on the attached Schedule 2.1 which are all of the issued and outstanding securities of Novera on a fully diluted basis.

B.     Novera is the registered and beneficial owner of 16,540,000 issued and outstanding Common shares in the capital stock of the Company.

C.     Subject to the terms and conditions set forth herein, the Purchaser wishes to purchase all of the issued and outstanding securities of the Principal Vendors in Novera in order to own, directly or indirectly, all of the issued and outstanding shares of the Company.

D.     The Purchaser wishes to purchase and the Principal Vendors wish to sell, all of the issued and outstanding securities owned by the Principal Vendors in the capital of Novera on the terms and condition herein contained.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained, it is agreed between the Parties as follows:

ARTICLE 1
INTERPRETATION

1.1    Definitions

In this Agreement and in the schedules hereto, the following terms and expressions will have the following meanings:

(a)	“Accounts Payable” means the accounts payable of the Company reflected in the Financial Statements and Closing Date Financial Statements of the Company at the date hereof and listed on the attached Schedule 3.1(27);

(b)	“Accounts Receivable” means the accounts receivable of the Company reflected in the Financial Statements and Closing Date Financial Statements of the Company at the date hereof and listed on the attached Schedule 3.1(27);

(c)	“Agreement” means this share purchase agreement and all instruments amending it; “hereof”, “hereto” and “hereunder” and similar expressions mean and refer to this Agreement and not to any particular Article, Section, or other subdivision; unless the context expressly otherwise requires. “Article”, “Section” or other subdivisions of this Agreement followed by a number means and refers to the specified Article, Section or other subdivision of this Agreement;

(d)	“Applicable Securities Legislation” means any or all applicable legislation, statutes, rules, regulations and policies, including without limitation, the statutes, rules, regulations and policies, under any securities’ legislation, including without limitation Rule 144 and Regulation S and under US Securities Act, the Ontario Securities Act, the Quebec Securities Act and stock exchange or self-regulatory organization listed company rules;

(e)	“Assessment” shall include a reassessment or additional assessment and the term “Assessed” shall be interpreted in the same manner;

(f)	“Business” means the business carried on by the Company which primarily involves the development of Internet meta-search and desktop search software and all operations related thereto; but does not include the business of Coveo Solutions Inc. which primarily involves the development of enterprise search solutions (the “Coveo Business”).

(g)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in the Province of Québec or any other day on which the principal chartered banks located in the City of Montréal are not open for business during normal banking hours;

(h)	“Claim” has the meaning ascribed thereto in Section 6.3;

(i)	“Closing” means the completion of the Transactions pursuant to this Agreement at the Closing Time;

(j)	“Closing Date” means December 22nd, 2005 or such other date as the Parties may agree upon in writing;

(k)	“Closing Date Financial Statements” means the audited balance sheet of the Company, an income statement, a statement of changes in financial position and a statement of retained earnings (all excluding the assets, liabilities and results relating to the operations of Coveo Solutions Inc. and 6328571 Canada Inc. known as Gestion L.S.) together with the notes thereto and the unqualified audit opinion of the Company’s accountants thereon, as at and for the period ended on the Closing Date (to be delivered no later than forty-five (45) days after the Closing Date), as well as the audited balance sheet of Novera, an income statement, a statement of changes in financial position and a statement of retained earnings (all excluding the assets, liabilities and results relating to the operations of Coveo Solutions Inc. and 6328571 Canada Inc. known as Gestion L.S.) together with the notes thereto and the unqualified audit opinion of Novera’s accountants thereon, as at and for the period ended on the Closing Date (to be delivered no later than forty-five (45) days after the Closing Date) to be attached hereto as Schedule 3.1(15);

(l)	“Closing Time” means 2:00 p.m. in the City of Montréal on the Closing Date, or such other time on the Closing Date as the Parties may agree upon as the time at which the Closing shall take place;

(m)	“Company” means Copernic Technologies Inc.;

(n)	“Consent” means a license, permit, approval, consent, certificate, registration or authorization (including, without limitation, those made or issued by a Regulatory Authority, in respect of a Contract, or otherwise);

(o)	“Contract” means any agreement, understanding, indenture, contract, lease, deed of trust, license, option, instrument, covenant, or other commitment, whether written or oral;

(p)	“Corporate Reorganization” means the corporate reorganization of the Company implemented on December 22nd, 2005 prior to the purchase of the Shares by the Purchaser, a copy of the steps undertaken pursuant thereto are set forth in the summary relating thereto and which is attached hereto as Schedule 1.1(p);

(q)	“Employee Plans” has the meaning ascribed thereto in Section 3.1(36)(a);

(r)	“Encumbrances” means mortgages, charges, pledges, security interests, hypothecs, legal privileges, licenses, liens, encumbrances, actions, claims, demands and equities of any nature whatsoever or howsoever arising and any rights or privileges capable of becoming any of the foregoing;

(s)	“Environmental Consents” has the meaning ascribed thereto in Section 3.1(35)(a)(ii);

(t)	“Environmental Laws” has the meaning ascribed thereto in Section 3.1(35)(a)(i);

(u)	“Escrow Agreement” has the meaning ascribed thereto in Schedule 2.3(1)(c), 2.3(1)(d) and 2.3(1)(e);

(v)	“Executives” shall mean David Burns and Raymond Romagnolo;

(w)	“Financial Forecast” has the meaning ascribed thereto in Section 3.1(43);

(x)	“Financial Statements” means the audited financial statements of the Company as at and for the fiscal year ended June 30, 2003, June 30, 2004 and June 30, 2005, consisting of a balance sheet, an income statement, a statement of changes in financial position and a statement of retained earnings (all excluding the assets, liabilities and results relating to the operations of Coveo Solutions Inc. and 6328571 Canada Inc. known as Gestion L.S.) together with the notes thereto and the unqualified audit opinion of the Company’s accountants thereon, as well as the audited financial statements of Novera as at and for the fiscal year ended June 30, 2003, June 30, 2004 and June 30, 2005 consisting of a balance sheet, an income statement, a statement of changes in financial position and a statement of retained earnings together with the notes thereto and the unqualified audit opinion of Novera’s accountants thereon, a copy of which is attached hereto as Schedule 3.1(15) together with the Closing Date Financial Statements all of which will be delivered no later than forty-five (45) days following the Closing Date;

(y)	“GAAP” means Canadian generally accepted accounting principles so described and promulgated by the Canadian Institute of Chartered Accountants which are applicable as at the date on which any calculation made hereunder is to be effective or as at the date of any financial statements referred to herein, as the case may be;

(z)	“Hazardous Substance” has the meaning ascribed thereto in Section 3.1(35)(a)(iii);

(aa)	“Indemnified Party” has the meaning ascribed thereto in Section 6.3;

(bb)	“Indemnifying Party” has the meaning ascribed thereto in Section 6.3;

(cc)	“Intellectual Property” has the meaning ascribed thereto in Section 3.1(38);

(dd)	“ITA” means the Quebec Taxation Act and/or the Income Tax Act (Canada) and /or the Internal Revenue Act of 1986, as amended;

(ee)	“Law” or “Laws” means all requirements imposed by statutes, regulations, rules, ordinances, by-laws, decrees, codes, policies, judgments, orders, rulings, decisions, approvals, notices, permits, guidelines or directives of any Regulatory Authority;

(ff)	“Leased Premises” means the premises (i) leased or subleased by the Company under the Leases and (ii) leased or subleased at any time by the Company;

(gg)	“Leases” mean the leases, subleases, agreements to lease and tenancy agreements under which the Company leases or subleases any immovable property as lessee or sublessee, as listed in Schedule 3.1(34)(b);

(hh)	“Lessee” has the meaning ascribed thereto in Section 3.1(34)(b);

(ii)	“Material Adverse Effect” means with respect to (a) any person shall mean any change or effect (or aggregate of changes and effects) that is materially adverse to the business condition (financial or otherwise), assets, liabilities, operations, profits or prospects of such person or (b) any other item shall mean any change or effect (or aggregation of changes or effects) that is materially adverse to such item, in each case as determined in accordance with GAAP consistently applied; provided, however, in no event shall a change or effect with respect to an item be materially adverse if it amounts to no more than 10% of such item, provided that a “Material Adverse Effect” shall not include any such effect resulting from or arising in connection with changes or conditions generally affecting the industry in which a person participates; or changes in financial or equity markets, or economic, regulatory or political conditions generally;

(jj)	“Moveable Leases” means leases and agreements to lease under which the Company leases moveable property, as listed in Schedule 3.1(24);

(kk)	“Novera” means collectively 4332890 Canada Inc. and 9037-8233 Quebec Inc.;

(ll)	“Ontario Securities Act” means the Ontario Securities Act, as amended, and the rules, regulations, and interpretations thereunder;

(mm)	“Parties” mean the Principal Vendors, the Purchaser, the Company and any other Person that may become a party to this Agreement;

(nn)	“Permitted Encumbrances” means:

(i)	hypothecs for Taxes, Assessments and governmental charges due and being contested in good faith and diligently by appropriate proceedings (and for the payment of which adequate provision has been made in the Financial Statements or will be made in the Closing Date Financial Statement);

(ii)	servitudes, restrictions, rights of parties in possession, zoning restrictions, encroachments, reservations, rights-of-way and other similar rights in immovable property or any interest therein, provided the same are not of such nature as to materially adversely affect the validity of title to or the value, marketability or use of, the property subject thereto by the Company;

(iii)	encumbrances for Taxes either not due and payable or due but for which notice of assessment has not been given;

(iv)	undetermined or inchoate liens, hypothecs, charges and privileges incidental to current construction or current operations and Encumbrances claimed or held by any Regulatory Authority that have not at the time been filed or registered against the title to the asset or served upon the Company pursuant to law or that relate to obligations not due or delinquent;

(v)	assignments of insurance provided to landlords (or their mortgagees) pursuant to the terms of any Lease and movable hypothecs, liens or rights reserved in any Lease for rent or for compliance with the terms of such Lease; any other statutory Encumbrances of carriers, warehousemen, mechanics, materialmen, repairmen and similar Persons;

(vi)	security given in the ordinary course of the Business to any Regulatory Authority in connection with the operations of the Business, other than security for borrowed money;

(vii)	the reservations in any original grants from the Crown of any immovable property or interest therein and statutory exceptions to title that do not materially detract from the value of the immovable property concerned or materially impair its use in the operation of the Business; and

(viii)	the Encumbrances described in Schedule 1.1(nn);

(oo)	“Person” includes any individual, corporation, company, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency and any other form of entity or organization;

(pp)	“Principal Vendors” means 4332911 Canada Inc., 4332903 Canada Inc., Martin Bouchard, Éric Bouchard, Réal Bouchard and Carole Moisan;

(qq)	“Purchase Price” has the meaning ascribed thereto in Section 2.2;

(rr)	“Purchased Shares” means collectively all of the issued and outstanding securities of the Novera owned by the Principal Vendors and purchased by the Purchaser hereunder;

(ss)	“Purchaser Securities” has the meaning set forth in Section 2.3(1)(b);

(tt)	“Quebec Securities Act” means the Securities Act (Québec), as amended, and the rules and regulations thereunder;

(uu)	“Real Properties” means any immovable properties now or previously owned by the Company and described in Schedule 3.1(34)(a);

(vv)	“Records” means all technical, business and financial records relating to the Business, including customer lists, operating data, files, financial books, correspondence, credit information, research materials, contract documents, title documents, leases, surveys, records of past sales, supplier lists, employee documents, inventory data, accounts receivable data, financial statements and any other similar records in any form whatsoever (including written, printed, electronic or computer printout form);

(ww)	“Regulatory Authority” means any government, regulatory or administrative authority, agency, commission, utility or board (federal, provincial, municipal or local, domestic or foreign) having jurisdiction in the relevant circumstances and any Person acting under the authority of any of the foregoing and any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances;

(xx)	“Release” has the meaning ascribed thereto in Section 3.1(36)(a)(iv);

(yy)	“Securities Act(s) or Securities Law(s)” means the Quebec Securities Act, the Ontario Securities Act and the U.S. Securities Act as well as rules and regulations of the SEC, OSC and NASDAQ;

(zz)	“Shares” means collectively all of the issued and outstanding securities of Novera and all the issued and outstanding securities of the Company all of which are purchased by the Purchaser pursuant to the share purchase agreements entered into, at the date hereof, between the Purchaser, the Principal Vendors, the Vendors and the Company;

(aaa)	“Statements Date” means the date of the balance sheet included in the Financial Statements;

(bbb)	“Tax” and “Taxes” have the meaning ascribed thereto in Section 3.1(33)(a)(i);

(ccc)	“Tax Return” has the meaning ascribed thereto in Section 3.1(33)(a)(ii);

(ddd)	“Transactions” or “Transaction Documents” mean the purchase and sale of the Purchased Shares and all other transactions contemplated by this Agreement including without limitation the Corporate Reorganization;

(eee)	“US Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder; and

(fff)	“Vendors” means all of the shareholders of the Company, and includes the Principal Vendors selling the Purchased Shares herein in Novera.

1.2    Currency

Unless otherwise indicated, all references to dollar amounts in this Agreement are expressed in U.S. currency.

1.3    Governing Law

This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of Québec and the laws of Canada applicable therein. The Parties hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of Québec with respect to any matter arising under or related to this Agreement.

1.4    Interpretation Not Affected by Headings

The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5    Number and Gender

In this Agreement, unless the context otherwise requires, any reference to gender shall include both genders and words importing the singular number shall include the plural and vice-versa.

1.6    Time of Essence

Time shall be of the essence of every provision of this Agreement.

1.7    Severability

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.8    Accounting Terms

All accounting terms not specifically defined in this Agreement shall be construed in accordance with GAAP.

1.9    Calculation of Time Periods

Where a time period is expressed herein to begin or end at, on or with a specified day, or to continue to or until a specified day, the time period includes that day. Where a time period is expressed herein to begin after or to be from a specified day, the time period does not include that day. Where anything is to be done within a time period expressed herein after, from or before a specified day, the time period does not include that day. If the last day of a time period is not a Business Day, the time period shall end on the next Business Day.

1.10    Statutory Instruments

Unless otherwise specifically provided in this Agreement, any reference in this Agreement to any Law shall be construed as a reference to such Law as amended or re-enacted from time to time or as a reference to any successor thereto.

1.11    Incorporation of Schedules

The following are the schedules attached to and incorporated by reference into this Agreement:

Schedule 1.1(nn)	Permitted Encumbrances
Schedule 1.1(p)	Corporate Reorganization
Schedule 2.1	Shareholders in Novera
Schedule 2.2	Purchase Price Allocation
Schedule 2.3(1)(c), 2.3(1)(d) and 2.3(1)(e)	Forms of Escrow Agreement
Schedule 3.1(4)	Jurisdictions in which Company Conducts Business
Schedule 3.1(5)	Subsidiaries, etc.
Schedule 3.1(6)	Options
Schedule 3.1(12)	Shareholders’ Agreement
Schedule 3.1(14)	Regulatory and Contractual Consents
Schedule 3.1(15)	Financial Statements (including Closing Date Financial Statements of the Company and Novera)
Schedule 3.1(18)	Undisclosed Liabilities
Schedule 3.1(19)	Consents
Schedule 3.1(24)	Moveable Leases
Schedule 3.1(25)	Litigation
Schedule 3.1(27)	Accounts Receivable/Accounts Payable
Schedule 3.1(28)	Material Contracts
Schedule 3.1(29)	Insurance
Schedule 3.1(30)	Bank Accounts and Powers of Attorney
Schedule 3.1(32)	Customers and Suppliers
Schedule 3.1(33)	Taxes
Schedule 3.1(34)(a)	Real Properties Owned
Schedule 3.1(34)(b)	Real Properties Leased
Schedule 3.1(35)	Environmental Matters
Schedule 3.1(36)	Labour and Employment Matters
Schedule 3.1(37)	Warranties
Schedule 3.1(38)	Intellectual Property
Schedule 3.1(43)	Financial Forecasts
Schedule 3.1(46)	List of Due Diligence Disclosures
Schedule 3.2(9)	Capitalization
Schedule 3.2(11)	Material Changes
Schedule 3.2(12)	Litigation against Purchaser

1.12    Best Knowledge

Any reference herein to “the best knowledge” of the Principal Vendors will be deemed to mean the actual knowledge of the Principal Vendors, after reasonable inquiry into the relevant subject matter.

ARTICLE 2
PURCHASE AND SALE

2.1    Purchased Shares

On the terms and subject to fulfilment or waiver of the conditions hereof, the Principal Vendors agree to sell, assign and transfer to the Purchaser, and the Purchaser agrees to purchase from the Principal Vendors at the Closing Time on the Closing Date, the number of the Purchased Shares indicated with respect to her/his/its name in Schedule 2.1 representing all of the securities owned by the Principal Vendors in the capital stock of Novera which are all of the issued and outstanding securities of Novera on a fully diluted basis.

2.2    Purchase Price

The aggregate purchase price for the Purchased Shares (the “Purchase Price”) payable by the Purchaser to the Principal Vendors for the Purchased Shares shall be $7,447,363.77 in U.S. funds (“Cash Consideration”) plus the issuance of 1,116,177 common shares of Purchaser in the aggregate on the Closing Date (the whole on a fully diluted basis), subject to any adjustments made thereto in accordance with Sections 2.3 and 2.4 hereof. Each Principal Vendor shall receive the cash consideration and the number of common shares of Purchaser indicated with respect to his/her/its name in Schedule 2.2.

2.3    Payment of Purchase Price

(1)     The Purchase Price shall be paid as follows:

        (a)     On Closing, the sum of $6,650,093.84 of the Cash Consideration shall be paid in cash or by certified cheques to the Principal Vendors;

        (b)     On Closing, the Purchaser shall issue to the Principal Vendors a total of 1,116,177 restricted, unregistered common shares in the capital stock of the Purchaser (the “Purchaser Securities”). The issuance of the Purchaser Securities to the Principal Vendors is subject to Applicable Securities Legislation including restrictions on transfer;

        (c)     An amount of $562,778.78 of the Cash Consideration shall be deposited in escrow at Closing with Purchaser’s attorneys in order to secure the performance of the Principal Vendors’ obligations pursuant to Article 6 below. Said sum shall be held in escrow on the terms and subject to the conditions of the Escrow Agreement attached to this Agreement as Schedule 2.3(1)(c) and, assuming that no claims are made by the Purchaser pursuant thereto, this amount of $562,778.78 shall be released to the Principal Vendors as follows:

a.	fifty percent (50%), thereof six (6) months following the Closing Date, and

b.	the balance, twelve (12) months following the Closing Date.

        (d)     An amount of $93,796.46 of the Cash Consideration shall be deposited in escrow at Closing with Purchaser’s attorneys in order to ensure the filing of tax returns and payment of taxes owed for operations of the Company in the United States for a twelve (12) month period ending June 30, 2005. Said sum shall be held in escrow on the terms and subject to the conditions of the Escrow Agreement attached to this Agreement as Schedule 2.3(1)(d), to be released upon the expiration of the prescriptive period applicable during which the Internal Revenue Service may make a written claim or assessment based upon the U.S. tax return so filed.

    (e)        An amount of $140,694.69 of the Cash Consideration shall be deposited in escrow at Closing with Purchaser’s attorneys, pending the determination of the Purchase Price adjustment, if any, to be made pursuant to Section 2.4 below. Said sum shall be held in escrow on the terms and subject to the conditions of the Escrow Agreement attached to this Agreement as Schedule 2.3(1)(e).

(2)     The Purchase Price (including the portions of the Cash Considerations being held in escrow) shall be allocated among the Principal Vendors as provided in Schedule 2.2 attached hereto.

2.4    Adjustment to the Purchase Price

(1)     The Closing Date Financial Statements prepared in accordance with GAAP applied on a basis consistent with the preparation of the Financial Statements shall be delivered by the Principal Vendors to the Purchaser within forty-five (45) days following the Closing Date. In connection therewith, the Purchaser shall co-operate with the Principal Vendors and their representatives in order to provide access to documentation necessary to finalize the Closing Date Financial Statements. The fees and disbursements for the preparation of the Closing Date Financial Statements shall be paid by the Company.

(2)     The Purchaser shall be entitled to review all aspects of the preparation of the Closing Date Financial Statements. The Closing Date Financial Statements prepared and delivered as aforesaid shall be final and binding upon the parties for all purposes hereof, unless the Purchaser notifies the Principal Vendors in writing that it disputes any amounts shown therein within ten (10) business days after receipt by the Purchaser of the Closing Date Financial Statements.

(3)     In the event that the Purchaser disputes any amount shown in the Closing Date Financial Statements, the parties will work expeditiously and in good faith in an attempt to resolve such disputes within a further period of ten (10) Business Days after the date of notification by the Purchaser to the Principal Vendors of such disputes, failing resolution of which such disputes shall be submitted for determination to an independent national firm of chartered accountants mutually agreed by the Principal Vendors and the Purchaser (and, failing such agreement between the Principal Vendors and the Purchaser within a further period of five (5) Business Days, such independent national firm of chartered accountants shall be selected by two such national firms, one nominated by each of the Principal Vendors and the Purchaser). The determination of such third firm of chartered accountants shall be final and binding upon the parties and not subject to appeal. The third firm of chartered accountants shall be deemed to be acting as experts and not as arbitrators. The costs and expenses of such third firm of chartered accountants shall be borne equally by the Principal Vendors and the Purchaser. The Principal

Vendors and the Purchaser shall each bear their own costs in presenting their cases to such third firm of chartered accountants.

(4)     Within two (2) Business Days following the ten (10) Business Day period referred to in Section 2.4 or the resolution of any dispute in accordance with Section 2.4, the amount held in Escrow pursuant to Section 2.3 shall be released to the Principal Vendors and/or the Purchaser, as the case may be, in the manner hereinafter described. In the event that the total of (i) the cash position of the Company at Closing, as reflected on the Closing Date Financial Statements (which for the purposes herein shall include any advances made by the Company to its employees/shareholders to acquire shares of the Company which advances shall be repaid forthwith after Closing), and (ii) the difference between (x) the trade accounts receivable of the Company, determined in accordance with Canadian GAAP (which, for greater certainty, shall not include any income and R&D tax credits or refunds) and (y) the total liabilities of the Company reflected on the Closing Date Financial Statements (which, for greater certainty, shall include all trade payables, all accruals and all short and long term debt but which shall expressly exclude any debt resulting from the payment to the Executives of an amount not exceeding $2,700,000 in satisfaction of the Stock Appreciation Rights Plan and any future income tax liabilities related to R&D tax credits, property, plant and equipment and intangible assets used in the Business) does not exceed $2,000,000.00, after all payments to the Executives in connection with the release of any and all claims they may have against the Company, then the Purchase Price shall be reduced by $.4690 for each $1.00 by which the total of (i) plus (ii) of this paragraph (4) is less than $2,000,000.00. The entire amount held in escrow, or the amount held in escrow less the amount of such reduction of the Purchase Price, as the case may be, shall be released to the Principal Vendors, on a pro rata basis, and an amount equal to the reduction of the Purchase Price, if any, shall be remitted to the Purchaser.

2.5    Residency of the Principal Vendors

The Principal Vendors are not non-residents pursuant to the ITA.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1    Representations and Warranties of the Principal Vendors

Each of the Principal Vendors, the Company and Novera (other than Réal Bouchard and Carole Moisan who make, jointly and severally, the representations and warranties set forth in Section 3.1(6), (7), (10), (45) and (46) which are the only representations and warranties made by Réal Bouchard and Carole Moisan) hereby jointly and severally make all of the following representations and warranties and covenants to the Purchaser and the Principal Vendors, Novera and the Company acknowledge and agree that the Purchaser is relying on such representations and warranties in entering into this Agreement:

(1)     Incorporation and Existence of Novera and the Company.    (a) The Company is incorporated and existing under the Canada Business Corporations Act; (b) Novera is a company incorporated and existing under the Canada Business Corporations Act and (c) each is in good standing.

(2)     Incorporation and Existence of the Principal Vendors.    Each of the Principal Vendors, other than individuals have been incorporated and existing under the Canada Business Corporations Act and are in good standing.

(3)     Corporate Power.    The Company has the corporate power and authority to own or lease its property and to carry on the Business as now being conducted by it.

(4)     Qualification.    The Company is duly qualified, licensed or registered to carry on business and is in good standing in the jurisdictions listed in Schedule 3.1(4). The jurisdictions listed in Schedule 3.1(4) include all jurisdictions in which the nature of the Business or the property owned or leased by the Company makes such qualification necessary, or where the Company owns or leases any material properties or assets or conducts any material business, except where the failure to be so qualified or in good standing, as the case may be, would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

(5)     Subsidiaries.    The Company does not own nor has it agreed to acquire, directly or indirectly, (i) any of the outstanding shares, rights or other securities convertible into shares of any other Person, or (ii) any participating interest in any person other than as set out in Schedule 3.1(5).

(6)     Options.    Except for the Purchaser’s rights hereunder, and except as disclosed in Schedule 3.1(25), no Person has any option, warrant, right, call, commitment, conversion right, right of exchange or other agreement or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an option, warrant, right, call, commitment, conversion right, right of exchange or other agreement for, (i) the purchase from the Principal Vendors of any of the Purchased Shares (ii) the purchase, subscription, allotment or issuance of any unissued shares or securities of the Company; or (iii) other than in the ordinary course of the Business, the purchase or other acquisition from the Company of any of its undertaking, property or assets.

(7)     Title to Purchased Shares.    The Shares represent one hundred percent (100%) of the issued and outstanding securities of the Company and of Novera. The Purchased Shares are owned by the Principal Vendors as the registered and beneficial owners thereof, with good and marketable title thereto, free and clear of all Encumbrances. The Purchased Shares represent one hundred percent (100%) of the issued and outstanding securities that the Principal Vendors own directly or indirectly in the capital stock of Novera which in turn represents (56.3532%) of the issued and outstanding securities that Novera owns directly or indirectly in the capital stock of the Company. Novera and the Vendors who are selling their securities of the Company to the Purchaser are the only owners of securities of the Company.

(8)     Dividends and Distributions.    Since June 30, 2005 and save and except in the implementation of the Corporate Reorganization, neither the Company nor Novera have, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of their shares of any class and have not, directly or indirectly, redeemed, purchased or otherwise acquired any of their outstanding shares of any class or agreed to do so.

(9)    Corporate Records.    The corporate records of both Novera and the Company are complete and accurate in all material respects and all corporate proceedings and actions reflected therein have been conducted or taken in compliance with the articles and by-laws of both Novera and the Company and without limiting the generality of the foregoing, (i) each minute book contains complete and accurate in all material respects minutes of all meetings of the directors and shareholders of both Novera and the Company held since their respective date of incorporation, and all such meetings were duly called and held; (ii) the minute book contains all written resolutions passed by the directors and shareholders of both Novera and the Company and all such resolutions were duly passed; (iii) the share certificate books, registers of shareholders and registers of securities transfers of both Novera and the Company are complete and accurate, and all transfers of securities have been duly completed and approved and any exigible tax payable in connection with the transfer of any securities of both Novera and the Company have been duly paid; and (iv) the registers of directors and officers are complete and accurate and all former and present directors and officers of both Novera and the Company were duly elected or appointed as the case may be.

(10)    Validity of Agreement.

(a)	The Principal Vendors have all necessary power to own the Purchased Shares and to enter into and perform their obligations under this Agreement, and each of the Principal Vendors, Novera and the Company have all necessary power to enter into and perform their respective obligations under any other agreements or instruments to be delivered or given by it pursuant to this Agreement.

(b)	The Principal Vendors’, Novera’s and the Company’s execution and delivery of, and performance of their respective obligations under, this Agreement and the consummation of the Transactions have been duly authorized, to the extent required under applicable Law, by all necessary action on the part of each of the Principal Vendors, Novera and the Company, respectively.

(c)	This Agreement or any other agreements entered into pursuant to this Agreement to which Novera, the Company or the Principal Vendors is a party constitutes the legal, valid and binding obligations of each of Novera, the Company and Principal Vendors, as the case may be, enforceable against each of them in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(11)    No Violation.    Subject to the Consents attached hereto as to Schedule 3.1(19) the execution and delivery of this Agreement by the Principal Vendors, Novera and the Company, the consummation of the Transactions and the fulfilment by the Principal Vendors, Novera and the Company of the terms, conditions and provisions hereof will not (with or without the giving of notice or lapse of time, or both):

(a)	contravene or violate or result in a breach or a default under or give rise to a right of termination, amendment or cancellation or the acceleration of any obligations of the Principal Vendors, Novera or the Company under:

(i)	any applicable Law;

(ii)	any judgment, order, writ, injunction or decree of any Regulatory Authority having jurisdiction over the Principal Vendors, Novera or the Company;

(iii)	the articles, by-laws or any resolutions of the board of directors or shareholders of any of the Principal Vendors, which are other than individuals, either Novera or the Company;

(iv)	any Consent held by the Principal Vendors, Novera or the Company or necessary to the ownership of the Purchased Shares or the operation of the Business; or

(v)	the provisions of any Contract to which the Principal Vendors, Novera or the Company is a party, or by which any of them is, or any of their properties or assets are, bound; or

(b)	result in the creation or imposition of any Encumbrance on any of the Purchased Shares or any of the property or assets of the Company.

(12)    Shareholders’ Agreements.    There are no shareholders’ agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the shares of the Company save and except as set forth in Schedule 3.1(12), which agreement will be terminated at the Closing.

(13)    Private Issuer/Reporting Issuer.    The Company is a private issuer as that term is defined in the Securities Act (Québec). The Company is not a “reporting issuer” for the purposes of Securities Laws and the securities of the Company, other than non convertible debt securities:

(i)	are subject to restrictions on transfer that are contained in the constating documents of the Company;

(ii)	are beneficially owned, directly or indirectly, by not more than fifty (50) persons not including employees and former employees of the Company or its affiliates, provided that each person is counted as one beneficial owner unless the person is created or used solely to purchase or hold securities of the Company in which case each beneficial owner or each beneficiary of the person, as the case may be, must be counted as a separate beneficial owner; and

(iii)	have never been distributed to the public.

(14)     Regulatory and Contractual Consents.    There is no requirement for either of the Principal Vendors, Novera or the Company to make any filing with, give any notice to or obtain any Consent from any Regulatory Authority or other Person as a condition to the lawful consummation of the Transactions, except for the filings, notifications and Consents described in Schedule 3.1(14).

There is no requirement under any material Contract relating to the Business or to which the Principal Vendors, Novera or the Company is a party or by which any of them are bound to make any filing with, give any notice to, or to obtain the Consent of, any party to such Contract relating to the Transactions except for the filings, notifications or Consents described in Schedule 3.1(14).

(15)    Financial Statements.    The Financial Statements which will be attached to this Agreement as Schedule 3.1(15) and the Closing Date Financial Statements:

(a)	have been or will be prepared in accordance with GAAP on basis consistent with that of prior fiscal periods, except as indicated in the notes thereto;

(b)	are or will be complete and accurate; and

(c)	present, or will present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial condition of both Novera and the Company.

(16)    Records.    The books of account and financial and accounting records have been duly maintained in accordance with all applicable legal requirements and contain full and accurate records of all material matters relating to the Business. All material financial transactions relating to the Business have been accurately recorded in the Records in accordance with GAAP. No Records are in the possession of, recorded, stored, maintained by, or otherwise dependent on, any other Person.

(17)    No Material Adverse Change.    Save and except for the disposition by the Company of its direct and indirect investment in Coveo Solutions Inc. and 6328571 Canada Inc. in the course of which the Company will utilize a portion of tax attributes identified in the Corporate Re-Organization to off-set gains realized upon such disposition, since June 30, 2005, no material adverse change has occurred in any of the assets, business, financial condition, earnings, results of operations or prospects of Novera or the Company nor has any other event, condition, or state of facts occurred or arisen which might have a Material Adverse Effect on the assets, business, financial condition, earnings, results of operations or prospects of Novera or the Company.

(18)    Absence of Undisclosed Liabilities.    Except for current liabilities incurred in the ordinary course of the Business and except as reflected or reserved against on the Closing Date Financial Statements, both Novera and the Company do not have any outstanding indebtedness or any liabilities (whether accrued, absolute, contingent or otherwise) or outstanding commitments or obligations of any kind, except as disclosed in Schedule 3.1(18).

(19)     Consents.    Novera and the Company have conducted Business in compliance with, and hold all licences and permits necessary for the lawful operation of the Business, pursuant to all applicable Laws, all of such licences and permits are listed on Schedule 3.1(19) and all of which are valid and subsisting and in good standing with no violations in respect thereof as of the date of this Agreement. All such licences and permits are renewable by their terms or in the ordinary course of the Business without the need for the Company nor Novera to comply with any special qualification or procedures or to pay any amounts other than routine filing fees. The Purchaser has or will by the Closing have received true and complete copies of such licence and permit and all amendments thereto.

(20)     Compliance with Laws.    Both Novera and the Company have complied, and the Business is now being conducted in compliance, with all applicable Laws applicable to the Business, Novera and the Company including without limitation Laws regulating privacy and the Internet.

(21)     Conduct of Business in Ordinary Course.    Since June 30, 2005, the Business has been carried on in the ordinary course consistent with past practice. The Business is the only business operation other than Coveo Business carried on by the Company and the property and assets owned or leased by the Company are sufficient to carry on the Business. Since June 30, 2005, the Company has used its best efforts to preserve the goodwill of the Business.

(22)    Location of Tangible Movable Property.    All the tangible assets of the Company are situate at the locations set out in Schedules 3.1(34)(a) and 3.1(34)(b).

(23)     Condition of Assets.    All material tangible movable property used by the Company in or in connection with the Business, or any part thereof, is in good operating condition and repair, having regard to the use and age thereof, and subject to reasonable wear and tear.

(24)     Title to Movable and Other Property.    The property and assets of the Company (other than the Real Properties and the Moveable Leases) are owned by the Company as the owner thereof with a good and marketable title thereto, free and clear of all Encumbrances other than the Permitted Encumbrances. The moveable properties subject to the Moveable Leases are described in Schedule 3.1(24) and are in good standing and any consents required pursuant thereto will be furnished to the Purchaser at Closing.

(25)     Litigation.    Except as disclosed in Schedule 3.1(25), there are no actions, suits or proceedings, judicial or administrative, (whether or not purportedly on behalf of the Company) pending or threatened, by or against or affecting Novera or the Company or before or by any Regulatory Authority. Except for the matters referred to in Schedule 3.1(25), to the best knowledge of the Principal Vendors, the Company or Novera, there are no grounds on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success. Except as disclosed in Schedule 3.1(25), there is not presently outstanding against the Company judgment, injunction or other order of any Regulatory Authority.

(26)     Capital Expenditures.    Neither Novera nor the Company is committed to make any capital expenditures, nor have any capital expenditures been authorized by the Company at any time since June 30, 2005, except for capital expenditures made in the ordinary course of the Business which, in the aggregate, do not exceed $50,000.00 CDN.

(27)    Accounts Receivable/Accounts Payable.    The preliminary list of Accounts Receivable attached hereto in Schedule 3.1(27) due or accruing to the Company and all Accounts Receivable reflected in the Financial Statements and Closing Date Financial Statements and all accounts receivable of the Company arose from bona fide transactions in the ordinary course of the Business and are valid, enforceable and fully collectible accounts (subject to a reasonable allowance, consistent with past practice, for doubtful accounts as reflected in the Financial Statements or in the Closing Date Financial Statements in accordance with GAAP or as previously disclosed in writing to the Purchaser). Such Accounts Receivable are not subject to any defence, set-off or counterclaim. Novera has no accounts receivable due or accruing to it. In addition, the preliminary list of Accounts Payable attached hereto in Schedule 3.1(27) and reflected in the Financial Statements and Closing Date Financial Statements arose from bona fide transactions in the ordinary course of Business and are recognized in accordance with GAAP.

(28)    Material Contracts.    The contracts listed in Schedule 3.1(28) constitute all the material Contracts of the Company. Without limiting the generality of the foregoing, and except as otherwise set out in Schedule 3.1(28), the Company is not a party to or bound by any:

(a)	distributor, sales, advertising, agency or manufacturer’s representative Contract;

(b)	collective bargaining agreement or other Contract with any labour union;

(c)	continuing Contract for the purchase of materials, supplies, equipment or services involving more than $20,000.00 CDN in respect of any such Contract;

(d)	employment or consulting Contract or any other Contract with any officer, employee or consultant other than employment at will relationships;

(e)	profit sharing, bonus, stock option, pension, retirement, disability, stock purchase, medical, dental, hospitalization, insurance or similar plan or agreement providing benefits to any current or former director, officer, employee or consultant;

(f)	trust indenture, mortgage, promissory note, loan agreement, guarantee or other Contract for the borrowing of money, the provision of financial assistance of any kind or a leasing transaction of a type required to be capitalized in accordance with GAAP, or any Contract creating an Encumbrance relating thereto;

(g)	commitment for charitable contributions;

(h)	Contract for capital expenditures in excess of $20,000.00 CDN in the aggregate;

(i)	Contract for the sale of any assets, other than sales of inventory to customers in the ordinary course of the Business;

(j)	Contract pursuant to which the Company is a lessor of any machinery, equipment, motor vehicles, office furniture, fixtures or other movable property material to the Business;

(k)	confidentiality, secrecy or non-disclosure Contract (whether the Company is a beneficiary or obligor thereunder) relating to any proprietary or confidential information or any non-competition or similar Contract;

(l)	license, franchise or other Contract that relates in whole or in part to any Intellectual Property;

(m)	agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of, or any agreement to provide financial assistance of any kind to, any other Person (except for cheques endorsed for collection);

(n)	Contract that expires, or may expire if the same is not renewed or extended at the option of any Person other than the Company, more than one year after the date of this Agreement;

(o)	Contract with any officer, director, employee, shareholder or any other Person not dealing at arm’s length with the Company (within the meaning of the ITA) except for Contracts of employment; or

(p)	Contract entered into by the Company other than in the ordinary course of the Business.

The Company has performed all of its obligations required to be performed by it and is entitled to all of the benefits under any Contract relating to the Business to which it is a party or by which it is bound. The Contracts listed in Schedule 3.1(28) are all in full force and effect unamended, and no default exists in respect thereof on the part of any of the parties thereto to the best knowledge of the Company or the Principal Vendors. The Company is not in default or in breach of any Contract to which it is a party and, to the best knowledge of the Company or the Principal Vendors, there exists no condition, event or act which, with the giving of notice or lapse of time or both would constitute such a default or breach and all such Contracts are in good standing and in full force and effect unamended and the Company is entitled to all benefits thereunder. The Purchaser has received or will receive by Closing a true and complete copy of each Contract listed in Schedule 3.1(28) and all amendments thereto. Novera is not a party to any Material Contracts.

(29)     Insurance.    The Company has all of its property and assets insured against loss or damage by all insurable hazards or risks on a replacement cost basis and such insurance coverage has been continued in full force and effect to and including the Closing Time. Schedule 3.1(29) sets out all insurance policies (specifying the insurer, the amount of the coverage, the type of insurance, the policy number and any claims thereunder) maintained by the Company on its property and assets or personnel as of the date hereof and true and complete copies of the most recent inspection reports, if any, received from insurance underwriters or others as to the condition of the property and assets of the Company. The Company is not in default with respect to any of the provisions contained in any such insurance policy, nor has failed to give any notice or present any claim under any such insurance policy in a timely fashion, and the Company has not received notice from any insurer denying any claim. The Purchaser has received or will receive by Closing a true copy of each insurance policy referred to in Schedule 3.1(29) and all amendments thereto.

(30)     Bank Accounts and Powers of Attorney.    Schedule 3.1(30) is a correct and complete list showing, (i) the name of each bank, trust company or similar institution in which Novera and/or the Company have an account or safe deposit box, the number or designation of each such account and safe deposit box and the names of all persons authorized to draw thereon or to have access thereto, and (ii) the names of any persons holding powers of attorney from the Company and a summary of the terms thereof.

(31)     Brokers.    None of the Vendors, Novera or the Company has engaged any broker or other agent in connection with the Transactions and, accordingly, there is no commission, fee or other remuneration payable to any broker or agent who purports or may purport to act or have acted for the Principal Vendors or the Company.

(32)     Customers and Suppliers.    Schedule 3.1(32) sets out the major customers and suppliers of the Company (being those customers and suppliers of the Company each accounting for more than 2% of sales of or to the Company for the period from June 30, 2004 to October 31, 2005 and there has been no termination or cancellation of or notice of intent to cancel or terminate, and no modification or change in, the Company’s business relationship with any major customer, supplier or group of major customers or suppliers since June 30, 2005.

(33)     Tax Matters.

(a)	For purposes of this Section 3.1(33), the following definitions shall apply;

(i)	“Tax” and “Taxes” shall mean any or all Canadian federal, provincial, local or foreign (i.e. non-Canadian) income, gross receipts, immovable property gains, goods and services, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, immovable property, movable property, sales, use, transfer, registration, value added, alternative or add-on minimum, or other taxes, levies, governmental charges or assessments of any kind whatsoever, including, without limitation, any estimated tax payments, tax payments resulting directly or indirectly from the Corporate Reorganization and the elections filed pursuant to Article 7 hereof, audit costs, interest, penalties or other additions thereto, whether or not disputed.

(ii)	“Tax Return” shall mean any return, declaration, report, estimate, information return or statement, or claim for refund relating to, or required to be filed in connection with any Taxes, including information returns or reports with respect to withholding at source or payments to third parties, and any schedules or attachments thereto or amendments of any of the foregoing.

(b)	Both Novera and the Company have filed on a timely basis all Tax Returns required to be filed (excluding tax return of the Company in the United States which has been filed late but prior to the Closing) including without limitation Tax Returns required to be filed in the United States. All such Tax Returns are complete and accurate in all respects. All Taxes due from or payable by Novera and the Company for periods (or portions thereof) ending on or prior to the Closing Date have been paid or will be provided for in the Closing Date Financial Statements. All instalments or other payments on account of Taxes that relate to periods for which Tax Returns are not yet due have been paid on a timely basis. Both Novera and the Company are not currently the beneficiary of any extension of time within which to file any Tax Return. Schedule 3.1(33) contains a complete and accurate summary of all Canadian federal or provincial income tax assessments that have been issued to Novera and the Company covering all past periods up to and including the fiscal years ended on or before the Closing Date that remain open for reassessment or all fiscal periods that remain open for assessment of additional income taxes. All amounts disclosed on Schedule 3.1(33) have been paid or settled in full. Assessments for all other applicable Canadian federal or provincial Taxes of Novera and the Company that are levied by way of assessment have been issued and any amounts owing thereunder have been paid, and only the time periods described in Schedule 3.1(33) remain open for reassessment of additional Taxes. There are no actions, objections, appeals, suits or audits or other proceedings or claims in progress, pending or threatened by or against either Novera or the Company in respect of any Taxes, and in particular there are no currently outstanding assessments or written enquiries which have been issued or raised by any Regulatory Authority relating to any such Taxes. No claim has ever been made by a Regulatory Authority of any jurisdiction where either Novera or the Company does not file Tax Returns that Novera or the Company may be, is or may be subject to taxation by that jurisdiction. There are no Encumbrances pending on or with respect to any of the assets of Novera or the Company that arose in connection with any failure (or alleged failure) to pay any Tax.

(c)	Novera and the Company have withheld, collected and paid to the proper Regulatory Authorities all Taxes required to have been withheld, collected and paid in connection with, (i) amounts paid, credited or owing to any employee, independent or dependent contractor, creditor, shareholder, non-resident of Canada or other third party, and (ii) goods and services received from or provided to any Person.

(d)	No steps are being taken by any Regulatory Authority to assess any additional Taxes against either Novera or the Company for any period for which Tax Returns have been filed and there are no actual or pending investigations of Novera or the Company relating to Taxes. The Purchaser has been provided with correct and complete copies of all Tax Returns of Novera and the Company, together with any notices of assessment, examination reports or statements of deficiencies assessed against or agreed to by Novera and the Company for all taxable periods for which the statute of limitations has not yet closed and any correspondence relating thereto.

(e)	Novera and the Company have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency.

(f)	At the Closing Time, the unpaid Taxes of Novera and the Company attributable to all periods (or portions thereof) ending on or prior to the Closing Date will not exceed the reserve for Tax liability set forth in the Closing Date Financial Statements.

(g)	Neither Novera nor the Company, (i) is a party to any Tax allocation or sharing agreement, (ii) has been a member of an affiliated, combined or unitary group filing a combined, unitary, or other return for Canadian federal, provincial, local or foreign (i.e. non-Canadian) Tax purposes reflecting the income, assets, or activities of affiliated companies, or (iii) has liability for the Taxes of any Person other than Novera and the Company under any provision of Canadian federal, provincial, state, local or foreign (i.e. non-Canadian) law, or as a transferee or successor, or by Contract, or otherwise.

(h)	Neither Novera nor the Company is a party to any joint venture, partnership or other arrangement or Contract that could be treated as a partnership for Tax purposes.

(i)	Neither Novera nor any Principal Vendor is a non-resident Person within the meaning of the ITA.

(j)	The Tax basis of the assets of Novera and the Company by category, including the classification of such assets as being depreciable or amortizable as reflected in their respective Tax Returns and related work papers, is true and correct.

(34)    Real Properties and Leased Premises.

(a)	Except as set forth on Schedule 3.1(34)(a), the Company does not own, and has never owned, in whole or in part, any Real Properties. Except as set forth on Schedule 3.1(34)(a), there are no Contracts to purchase or acquire any Real Properties.

(b)	Schedule 3.1(34)(b) describes all Leases under which the Company leases or subleases any immovable property as lessee or sublessee (hereinafter in this Section 3.1(34) referred to as the “Lessee”). Other than the Leases, the Company is not a party to or is bound, as Lessee, by any lease, sublease or other instrument relating to immovable property. Complete and correct copies of the Leases have been provided to the Purchaser. The Leases are in full force and effect, unamended. The Lessee under each Lease is exclusively entitled to all rights and benefits as Lessee under such Lease, and no Lessee has sublet, assigned or otherwise conveyed any rights in any of the Leased Premises or in any of the Leases to any other Person.

(c)	All rental and other payments and other obligations required to be paid and performed by the Lessee pursuant to each of the Leases have been duly paid and performed. The Lessee is not in default of any of its obligations under any of the Leases and none of the landlords or other parties to the Leases are in default of any of their obligations under any of the Leases. No waiver, indulgence or postponement of the Lessee’s obligations under any of the Leases has been granted by the landlord thereunder. There exists no event of default under any Lease or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default under the Lease. None of the terms and conditions of any of the Leases will be affected by, nor will any of the Leases be in default as a result of, the completion of the Transactions, and all Consents of landlords or other parties to the Leases required in order to complete the Transactions have been obtained, or will have been obtained by the Closing Time, and are, or once obtained will be, in full force and effect.

(d)	To the best knowledge of the Principal Vendors or the Company, the use by the Company of each of the Leased Premises is not in breach of any Laws, including any building, zoning or other statutes or any official plan, or any covenants, restrictions, rights or easements, affecting such Leased Premises. Neither the Principal Vendors nor the Company have not received any work orders, non-compliance orders, deficiency notices or other such notices relative to any of the Leased Premises. To the best knowledge of the Principal Vendors and the Company, no part of any of the Leased Premises has been condemned, taken or expropriated by any Regulatory Authority, nor has any notice or proceeding in respect thereof been given to, commenced or threatened against the Principal Vendors or the Company. Each of the Leased Premises is fully serviced by utilities having adequate capacities for the normal operations of the Business. Each of the Leased Premises has adequate rights of access to and from public streets or highways for the normal operations of the Business thereon and to the best knowledge of the Principal Vendors and the Company there is no fact or circumstance which could result in the termination or restriction of such access.

(e)	No amounts including, without limitation, municipal property Taxes, local improvement Taxes, levies or assessments, are owing by the Company in respect of any of the Leased Premises to any Regulatory Authority or public utility, other than current accounts which are not in arrears. There are no outstanding appeals on assessments which have been issued or raised by any Regulatory Authority or by the Company concerning any realty, business or other Taxes with respect to any of the Leased Premises. All amounts for labour or materials supplied to or on behalf of the Company relating to the construction, alteration or repair of or on any of the Leased Premises have been paid in full and no one has filed or has a right to file any legal hypothec in respect thereof.

(f)	The heating, ventilating, plumbing, drainage, electrical and air conditioning systems and all other systems used in any of the Leased Premises are fully operational and adequate for the ordinary operation of the Company as presently conducted.

(35)    Environmental Matters.

(a)	For the purposes of this Agreement, the following terms and expressions shall have the following meanings:

(i)	“Environmental Laws” means all Laws applicable to the environment occupational health and safety, product safety, product liability and public safety.

(ii)	“Environmental Consents” includes all Consents issued by or issuable by any Regulatory Authority under Environmental Laws.

(iii)	“Hazardous Substance” means, any material or substance that may impair the quality of the environment or which under Environmental Laws is deemed to be “hazardous”, a “pollutant”, “toxic”, “deleterious”, “caustic”, “dangerous”, “contaminant”, a “waste”, a “hazardous material”, a “source of contamination” or analogous substance including, without limitation, petroleum and petroleum products, asbestos, polychlorinated biphenyls, and flammable and radioactive materials.

(iv)	“Release” means any release, spill, leak, emission, discharge, leach, dumping, migration, pumping, pouring, emitting, emptying, injecting, spraying, burying, abandoning, incinerating, seeping, escape, disposal or similar or analogous act as defined in any Environmental Laws.

(b)	Except as disclosed in Schedule 3.1(35), the Company, the operation of the Business and the assets owned or used by the Company has been and is in compliance with all Environmental Laws, including all Environment Consents.

(c)	Except as disclosed in Schedule 3.1(35): (i) the Company has not been charged with or convicted of any offence for non-compliance with Environmental Laws, or been fined or otherwise sentenced or settled any prosecution short of conviction; and (ii) there are no notices of judgment or commencement of proceedings, threats of any proceedings, of any nature and the Company has never been investigated relating to any breach or alleged breach of Environmental Laws.

(d)	The Company has obtained all Environmental Consents necessary to conduct the Business and to own, use and operate their respective properties and assets. All such Environmental Consents are listed in Schedule 3.1(35) and complete and correct copies thereof have been provided to the Purchaser.

(e)	Except as disclosed in Schedule 3.1(35), no Release of any Hazardous Substances has resulted from the operation of the Business and the conduct of activities thereon.

(f)	Except as disclosed in Schedule 3.1(35), the Company has not used any of its Leased Premises to produce, generate, manufacture, treat, store, handle, transport or dispose of any Hazardous Substances except in compliance with Environmental Laws.

(g)	Except as disclosed in Schedule 3.1(35), the Company is not, and to the best knowledge of the Company, Novera and each of the Principal Vendors, there is no basis upon which the Company could become, responsible for any clean-up or corrective action under any Environmental Laws. The Company has provided the Purchaser with copies of any environmental audits, site assessments and studies (including all drafts thereof) concerning any of the Leased Premises, or that are in any way related to the Business, that it has ever conducted or that are in its possession or control.

(36)    Labour and Employee Matters.

(a)	Schedule 3.1(36) identifies each retirement, pension, bonus, stock purchase, profit sharing, stock option, deferred compensation, pension or supplemental pension, severance or termination pay, life or other insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, retirement compensation, group registered retirement savings, vacation, incentive or any other compensation plan or arrangement, whether funded or unfunded, formal or informal, or other employee benefit plan that is maintained or otherwise contributed to, or required to be contributed to, by the Company for the benefit of employees or former employees of the Company (the “Employee Plans”) and a true and complete copy of each Employee Plan (as amended to date) has been furnished to the Purchaser, together with a true, accurate and complete copies of all documents relating to each Employee Plan. Each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all Laws that are applicable to such Employee Plan. Except as described in Schedule 3.1(36):

(i)	all contributions to and payments from each Employee Plan that may have been required to be made in accordance with the terms of any such Employee Plan, or with the recommendation of the actuary for such Employee Plan, and, where applicable, with the Laws that govern such Employee Plan, have been made in a timely manner and no taxes, interest, penalties or fees are owing or exigible under any of the Employee Plans;

(ii)	all material reports, returns and similar documents (including applications for approval of contributions) with respect to any Employee Plan required to be filed with any Regulatory Authority or distributed to any Employee Plan participant have been duly filed on a timely basis or distributed;

(iii)	there are no pending investigations by any Regulatory Authority involving or relating to an Employee Plan, threatened or pending claims (except for claims for benefits payable in the normal operation of the Employee Plans), suits or proceedings against the Company in respect of any Employee Plan or assertions of any rights or claims to benefits under any Employee Plan that could give rise to a liability nor are there any facts that could give rise to any liability in the event of such investigation, claim, suit or proceeding;

(iv)	no notice has been received by the Company of any complaints or other proceedings of any kind involving the Company or any of the employees of the Company before any pension board or committee relating to any Employee Plan or to the Company; and

(v)	the assets of each Employee Plan are at least equal to the liabilities of such Employee Plans based on the actuarial assumptions utilized in the most recent valuation performed by the actuary for such Employee Plan, and neither the Purchaser nor any of its associates or affiliates (other than the Company) will incur any liability with respect to any Employee Plan as a result of the Transactions.

(b)	Except as described in Schedule 3.1(36), the Company has not made any Contract with any labour union or employee association nor made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements and, except as set out in Schedule 3.1(36), there are no current attempts to organize or establish any labour union or employee association with respect to any employees of the Company, nor is there any certification of any such union with regard to a bargaining unit. There are no grievances against the Company for which the Company has received written notice under any collective agreement.

(c)	Schedule 3.1(36) contains a complete and accurate list of all the names of all individuals who are employees of the Company specifying:

(i)	with respect to the unionized employees, if any, or any non-salaried employees, the rate of hourly pay, whether or not such employee is absent for any reason such as lay-off, leave of absence or workers’ compensation; and

(ii)	with respect to salaried employees, the length of service, age, title, rate of salary and commission or bonus structure for each such employee.

No notice has been received by the Company or any complaint filed by any of the employees or any Regulatory agency against the Company claiming that the Company has violated any Laws applicable to employee or human rights, or of any complaints or proceedings of any kind involving the Company or any of the employees of the Company before any labour relations board, except as disclosed in Schedule 3.1(36). All levies, assessments and penalties made against the Company pursuant to any Laws applicable to workers’ compensation have been paid by the Company and the Company has not been assessed under any such legislation during the past three (3) years. There are no outstanding orders or charges against the Company under any applicable health and safety legislation. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation, including re-instalment rights, which place any obligation on the Company to do or refrain from doing any act.

(d)	All accruals for unpaid vacation pay, premiums for employment insurance, health premiums, Canada and Quebec Pension Plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the Records.

(37)    Product Warranties.    Attached hereto as Schedule 3.1(37) is a complete and accurate list of all express, written warranties given to purchasers of products supplied by the Company. The Company is not in default with respect to any such warranties provided to any purchaser of its Products.

(38)    Intellectual Property.    Attached hereto as Schedule 3.1(38) is a complete and accurate list of all; (a) domestic and foreign patents, trade-marks, trade names, copyrights, industrial designs, business names, certification marks, service marks, trade dress distinguishing guises, business styles and other industrial or intellectual property, whether or not registered, that are owned by or licensed to the Company, and all applications and good will in respect thereof both registered and unregistered; (b) all trade secrets, know-how, inventions, formulas, processes and technology pertaining to the Business; and (c) all computer systems and application software, including all documentation relating thereto and the latest builds including all revisions of all related object and source codes therefore, and the development environments related thereto, owned or used by the Company (collectively the “Intellectual Property”), including particulars of any registration thereof, details of all applications for registration in respect thereof and, where unregistered, the date of first use thereof. The Company is the sole owner of the Intellectual Property and Coveo Solutions Inc. has no rights whatsoever therein. Schedule 3.1(38) sets forth a complete and correct copies of all Contracts whereby any rights in respect of Intellectual Property have been granted or licensed to the Company, complete and correct copies of each such contracts have been provided to the Purchaser. Except as disclosed in Schedule 3.1(38), the Company has the exclusive right to use all of the Intellectual Property and has not granted any licence or other rights to any other Person in respect of the Intellectual Property. The Intellectual Property is free and clear of any Encumbrances other than the Permitted Encumbrances. The Intellectual Property comprises all patents, trade-marks, trade names, copyrights, industrial designs, business names, certification numbers, inventions, know-how, service marks, formulae, processes, technology, trade-secrets, computer systems and application software and other industrial or intellectual property used or unused to conduct the Business. The Company has not used or enforced, or failed to use or enforce, any of the Intellectual Property in any manner which could limit its validity or result in its invalidity, or constitute a waiver or estoppel of the right to use or enforce it in whole or in part. Except as disclosed in Schedule 3.1(38), there has been no infringement or violation of the Company’s rights in and to the Intellectual Property or any trade secrets or confidential information, nor any claim of adverse ownership, invalidity, infringement by or other opposition to or conflict with any of the Intellectual Property. The Company has not received notice from any third party claiming that it is infringing any Intellectual Property Rights of such third party. The Company has not engaged in any activity that violates or infringes any intellectual property rights of any other person.

(39)    Conduct Business in the Ordinary Course.    Since June 30, 2005, the Principal Vendors and Novera have conducted the Company Business and the operations and affairs of the Company only in the ordinary course of the Business consistent with past practice, and the Vendors have ensured that the Company has not, without the prior written consent of the Purchaser, enter into any transaction that would constitute a breach of any representation, warranty, covenant or other obligation of the Principal Vendors contained herein.

(40)    Contractual Consents.    The Principal Vendors will have obtained or caused the Company to make, give or obtain, as applicable, at or prior to the Closing Time the filings, notifications and Consents described in Schedule 3.1(14) in respect of Contracts, on such terms as are acceptable to the Purchaser, acting reasonably.

(41)    Preserve Goodwill.    Since June 30, 2005 the Principal Vendors have preserved intact, and have caused the Company to preserve intact, the Business and the property, assets operations and affairs of the Company with respect to the Business and the affairs of the Company as previously conducted and have promoted and preserved for the Purchaser the goodwill of suppliers, customers and others having business relations with the Company, save and except as to the termination, at the request of the Purchaser, of the employment of Raymond A. Romagnolo and David M. Burns and the potential consequences thereof and the modification of the business relationship with the Company by third party as per the Consents referred to in Schedule 3.1(19).

(42)    Privacy Matters.    The Company has conducted and is conducting the Business in all Laws applicable to privacy and the protection of Personal information.

(43)    Sufficiency of the Company’s Assets.    The Company owns, leases or licenses on an arms-length basis all of the property and assets (tangible and intangible) necessary for the conduct of the Business and such property includes all property that has been used in the Business during the period covered by the Financial Statements for June 30th, 2005, except for inventory and other assets disposed of in the ordinary course of business in non-related party transactions. All Financial Forecasts attached to this Agreement as Schedule 3.1 (43) prepared by the Principal Vendors and the Company and provided to the Purchasers for review have been prepared in good faith, based upon reasonable assumptions and estimates, and to the best of the Principal Vendor’s and the Company’s knowledge. Based upon such assumptions and estimates, a working capital (being current assets minus current liabilities) of three million dollars ($3,000,000.00) at Closing would be sufficient for the Company to meet the Financial Forecasts over a two (2) year period.

(44)    Corporate Reorganization of the Company.    The Corporate Reorganization, its implementation as well as the resulting corporate structure of the Company and Novera have been performed in accordance with the documentation executed and described in the Corporate

Reorganization attached hereto as Schedule 1.1 (n) and have not caused or resulted in a Material Adverse Effect to any of Novera and the Company.

(45)    Provisions Regarding Purchaser’s Securities

In connection with its agreement to acquire the Purchaser Securities, the Principal Vendors each hereby represent, warrant and covenant as follows (terms used herein that are defined in Regulation D (“Regulation D”) or Regulation S (“Regulation S”) under the U.S. Securities Act are used herein as defined therein):

(a)	he/she/it is not a U.S. person and the acquisition of the Purchaser Securities is not being made for the account or benefit either directly or indirectly of a U.S. person;

(b)	he/she/it is acquiring the Purchaser Securities for his/her/its own account not directly or indirectly for any other Person and for investment purposes only and not with a view to any resale, distribution or other disposition of the Purchaser Securities other than in accordance with the restrictions set forth below;

(c)	he/she/it understands and agrees that the Purchaser Securities have not been and will not be registered under the U.S. Securities Act, any United States state securities laws, or any securities laws of any Canadian province, that the offer and sale of Purchaser Securities is being made pursuant to an exemption from the registration requirements of the U.S. Securities Act, and that the Purchaser Securities are “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act;

(d)	he/she/it understands and agrees that the Purchaser Securities may not be resold or transferred in the United States or to or for the account of or benefit of any U.S. person or person in the United States without registration under the U.S. Securities Act or an exemption therefrom, and, in any event, not prior to the expiration of 40 days after the Closing Time, all as set forth more fully below;

(e)	he/she/it acknowledges he/she/it has had access to and is able to print the Purchaser’s disclosures, reports, press releases and filings available on SEDAR and EDGAR (collectively, the “Filings”);

(f)	he/she/it has had an opportunity to (i) ask all such questions and receive answers concerning the Purchaser and its financial condition as he/she/it has considered necessary in connection with he/she/its investment decision, and (ii) obtain any additional information that the Purchaser possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information furnished or made available to him/her/it by the Purchaser;

(g)	he/she/it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of his/her/its investment in the Purchaser Securities and is able, without impairing his/her/its financial condition, to hold the Purchaser Securities for an indefinite period of time and to bear the economic risks of, and withstand a completeness and investment;

(h)	he/she/it understands and agrees that the Purchaser Securities may not be resold, offered, pledged or otherwise transferred, directly or indirectly, except, pursuant to an effective registration statement, or (A) to the Purchaser, (B) in an offshore transaction in accordance with Rule 904 of Regulation S, (C) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder (if available), or (D) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and, if requested by the Purchaser, has, for the purpose, furnished to the Purchaser an option of counsel of recognized standing in form and substance reasonably satisfactory to the Purchaser to such effect; and in compliance with all applicable securities laws of the states of the United States and other jurisdiction; provided, however, that any such offer, sale or other transfer by any of the Principal Vendors, if made prior to the expiration of 40 days following Closing Time, shall not be made to a U.S. person or for the account or benefit of a U.S. person;

(i)	is solely responsible for obtaining such professional advice as he/she/it considers appropriate in connection with his/her/it’s receipt of Purchaser Securities hereunder, is aware of the restrictions with respect to trading in the Purchaser Securities imposed by this Agreement and by Applicable Securities Legislation in the jurisdiction in which he/she/it resides and he/she/it acknowledges that he/she/it is aware of the characteristics of the Purchaser Securities, the risks relating to an investment therein and of the fact that he/she/it may not be able to resell the Purchaser Securities, except in accordance with limited exemptions under Applicable Securities Legislation and he/she/it agrees that he/she/it will be responsible for his/her/it’s own legal compliance in connection with any such resale;

(j)	he/she/it has not received, any offering memoranda, sales or advertising literature or any other document, and no one has made any promise, representation or statement of fact, concerning Purchaser or the Purchaser Securities, except as provided in the Filings, or in this Agreement the Schedules incorporated herein and the other Transaction Documents, including without limitation the Escrow Agreements in connection with the issuance of the Purchaser Securities;

(k)	he/she/it acknowledges that he/she/it is not acquiring the Purchaser Securities as a result of any general solicitation or general advertising, including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(l)	he/she/it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable United States state securities laws as provided in the proviso below, all certificates representing the Purchaser Securities shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, EXCEPT (I) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR (A) TO THE ISSUER, (B) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 OF REGULATION S, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND (II) IN COMPLIANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS.”;

provided, that if Purchaser Securities are being sold under paragraph (I)(c) of the legend above, the legend may be removed by delivery to Equity Transfer Services, as registrar and transfer agent of the shares of Purchaser, and the Purchaser of an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Purchaser, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(m)	he/she/it consents to the Purchaser making a notation on its records or giving instructions to any transfer agent of the Purchaser Securities in order to implement the above transfer restrictions;

(n)	he/she/it understands and acknowledges that the Purchaser is not obligated to file, and has no present intention of filing, with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of any resale of the Purchaser Securities in the United States;

(o)	he/she/it understands and acknowledges that the Purchaser is not obligated to remain a “foreign issuer” within the meaning of Regulation S under the Securities Act;

(p)	if required by applicable securities legislation, regulatory policy or order or any securities commission, stock exchange or other regulatory authority, he/she/it will execute, deliver and file and otherwise assist the Purchaser in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Purchaser Securities; and

(q)	he/she/it understands and acknowledges that the Purchaser is relying on the truth and accuracy of the representations and warranties and agreements contained in this Section.

(46)     Full Disclosure.    Neither this Agreement or any other contract, agreement, instrument, certificate or other document required to be delivered by or otherwise to be delivered pursuant to this Agreement or the Transactions by any or all of the Principal Vendors, Novera or by the Company, nor any certificate, report, statement or other document furnished as set forth in Schedule 3.1(46) by any of the Principal Vendors, Novera or the Company in connection with the negotiation of this Agreement, contains, or will contain (i) any untrue statement of a material fact, or (ii) to the best knowledge of the Principal Vendors omit to state a material fact necessary to make the statements contained herein or therein not misleading, or (iii) which may deter the Purchaser from proceeding with the Transactions as contemplated. To the best knowledge of the Principal Vendors, there is no material fact or circumstance (other than general economic or industry conditions) that has had or is reasonably likely to have, a Material Adverse Effect to the Company, Novera or the Business that has not been set forth in this Agreement or the disclosure Schedules attached to this Agreement.

3.2    Representations and Warranties of the Purchaser.

The Purchaser hereby makes the following representations, warranties and covenants to the Principal Vendors and acknowledges that the Principal Vendors are relying on such representations and warranties in entering into this Agreement and completing the Transactions:

(1)     Incorporation and Existence.    The Purchaser is a company incorporated and existing under the laws of Ontario.

(2)     Validity of Agreement.

(a)	The Purchaser has all necessary corporate power to own the Purchased Shares. The Purchaser has all necessary corporate power to enter into and perform its obligations under this Agreement and any other agreements or instruments to be delivered or given by it pursuant to this Agreement.

(b)	The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Purchaser.

(c)	This Agreement or any other agreements entered into pursuant to this Agreement to which the Purchaser is a party constitute legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(3)    No Violation.     The execution and delivery of this Agreement by the Purchaser, the consummation of the Transactions and the fulfilment by the Purchaser of the terms, conditions and provisions hereof will not (with or without the giving of notice or lapse of time, or both):

(a)	contravene or violate or result in a breach or a default under or give rise to a right of termination, amendment or cancellation or the acceleration of any obligations of the Purchaser, under:

(i)	any applicable Law;

(ii)	any judgment, order, writ, injunction or decree of any Regulatory Authority having jurisdiction over the Purchaser;

(iii)	the articles, by-laws or any resolutions of the board of directors or shareholders of the Purchaser;

(iv)	any Consent held by the Purchaser; or

(v)	the provisions of any Contract to which the Purchaser is a party or by which it is, or any of its properties or assets are, bound.

(4)     Brokers.    The Purchaser has engaged Merriman Curhan Ford & Co. in connection with the Transactions and, accordingly, the Purchaser shall be responsible for the payment of any fee or commission due or claimed to be due to Merriman Curhan Ford & Co. in connection with the transaction herein contemplated. Neither the Principal Vendors, the Company nor Novera shall be responsible for any fee for any broker, agent, representative, consultant or similar person retained by the Purchaser for purposes of the present transaction including, without limitation, to Merriman Curhan Ford & Co. The Purchaser shall not be responsible for any fee for any broker, agent, representative, consultant or similar Person retained by the Company, Novera or the Principal Vendors for the purposes of the present transaction.

(5)     Consents.    There is no requirement for the Purchaser to make any filing with, give any notice to or obtain any Consent from any Regulatory Authority as a condition to the lawful consummation of the Transactions.

(6)     Organization and Qualification.    The Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Purchaser is not in violation of any of the provisions of its certificate or articles of incorporation, bylaws or other organizational or charter documents. The Purchaser is duly qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

(7)     Issuance of the Securities.    The Purchaser Securities have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, free and clear of all charges and shall not be subject to pre-emptive rights or similar rights of stockholders.

(8)     Purchaser Securities.    Neither the Purchaser nor any of its affiliates nor any Person acting on the Purchaser’s behalf has, directly or indirectly, at any time within the past six months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would cause the offering of the Purchaser Securities pursuant to the transactions contemplated by this Agreement to be integrated with prior offerings by the Purchaser for purposes of any applicable law, regulation or stockholder approval provisions. The Purchaser is not required to register as an “investment company” under the meaning of the Investment Company Act of 1940, as amended. The Purchaser is not a United States real property holding corporation within the meaning of the Foreign Investment in Real Property Tax Act of 1980.

(9)     Capitalization.    The number of shares and type of all authorized, issued and outstanding capital stock, options and other securities of the Purchaser (whether or not presently convertible into or exercisable or exchangeable for shares of capital stock of the Purchaser) is set forth in Schedule 3.2(9). All outstanding shares of capital stock are duly authorized, validly issued, fully paid and non-assessable and have been issued in compliance with all applicable Canadian, Canadian provincial and United States securities laws. Except as disclosed in Schedule 3.2(9), there are no outstanding options, warrants, subscription rights, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Purchaser or any Subsidiary is or may become bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock. Except as disclosed in Schedule 3.2(9), there are no anti-dilution or price adjustment provisions contained in any security issued by the Purchaser (or in any agreement providing rights to security holders) and the issue of the Purchaser Securities will not obligate the Purchaser to issue shares of Common Stock or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities. To the best knowledge of the Purchaser, except as specifically disclosed in the Schedule 13-G filed with the SEC November 15, 2005, no Person or group of related Persons beneficially owns (as determined pursuant to Rule 13d-3 under the Exchange Act), or has the right to acquire, by agreement with or by obligation binding upon the Purchaser, beneficial ownership of 5% or more of the outstanding Common Stock, ignoring for such purposes any limitation on the number of shares of Common Stock that may be owned at any single time.

(10)     SEC Reports; Financial Statements.    The Purchaser has filed all reports required to be filed by it under the Exchange Act, including pursuant to Section 13 or 15(d) thereof, for the two years preceding the date hereof, or such shorter period as the Purchaser was required by law to file such material, the foregoing materials (together with any materials filed by the Purchaser under the Exchange Act, whether or not required) being collectively referred to herein as the “SEC Reports” and, together with this Agreement and the Schedules to this Agreement, the “Disclosure Materials”, on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. Each of the Principal Vendors have access to and are able to print true, correct and complete copies of all SEC Reports filed or furnished since January 1, 2005. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the

Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Purchaser included in the SEC Reports comply in all material respects with applicable accounting requirements of Regulation S-X and Form 20-F of the Commission as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Purchaser and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(11)     Material Changes.    Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the Company’s Form 20-F for the period ended December 31, 2004, or the 6-K reports furnished to the SEC thereafter or in Schedule 3.2(11), (i) there has been no event, occurrence or development that, individually or in the aggregate, has had or that could result in a Material Adverse Effect, (ii) the Purchaser has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Purchaser’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Purchaser has not altered its method of accounting or the identity of its auditors, except as disclosed in its SEC Reports, and (iv) the Purchaser has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, as described in any SEC Reports.

(12)     Litigation.    Except as disclosed in Schedule 3.2(12) or the Purchaser’s Form 20-F for the period ended December 31, 2004, or in any Form 6-K furnished to the SEC thereafter, there is no action, suit, claim, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser or any of its Subsidiaries that could, individually or in the aggregate, have a Material Adverse Effect.

(13)     Compliance.    The Purchaser is not (i) in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Purchaser under), nor has the Purchaser received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other material agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) in violation of any order of any court, arbitrator or governmental body, or (iii) in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, provincial, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labour matters, except in each case as could not, individually or in the aggregate, have or result in a Material Adverse Effect.

(14)     Listing and Maintenance Requirements.    The Purchaser has not, in the two years preceding the date hereof, received notice (written or oral) from NASDAQ to the effect that the Purchaser is not in compliance with the listing or maintenance requirements of NASDAQ.

(15)     Full Disclosure.    The Purchaser has made or caused to be made due inquiry with respect to each of the representations, warranties and statements contained in this Agreement and in each of the schedules, certificates and documents referred to herein or furnished to Principal Vendors hereunder, and none of the same (i) contains any untrue statement of a material fact, or (ii) to the best knowledge of the Purchaser omits to state a material fact necessary to make the statements contained herein or therein not misleading. To the best knowledge of Purchaser, there is no fact or circumstance (other than general economic or industry conditions) that has had or is reasonably likely to have, a Material Adverse Effect that has not been set forth in this Agreement or disclosed in the Company’s Form 20-F for the year ended December 31, 2005 or Form 6-K reports furnished to the SEC thereafter. No event or circumstances has occurred or information exists with respect to the Purchaser or its business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Purchaser but which has not been so publicly announced or disclosed.

(16)     Patents and Trademarks.    The Purchaser has, or has rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights that are necessary or material for use in connection with its business as described in the SEC Reports and which the failure to so have could have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). The Purchaser has not received a written notice that the Intellectual Property Rights used by the Purchaser violates or infringes upon the rights of any Person. To the best knowledge of the Purchaser, all such Intellectual Property Rights owned by Purchaser are enforceable and there is no existing material infringement by another Person of any of the Intellectual Property Rights.

(17)     Transactions with Affiliates and Employees.    Except as set forth in SEC Reports filed or furnished at least ten days prior to the date hereof, none of the officers or directors of the Purchaser and, to the best knowledge of the Purchaser, none of the employees of the Purchaser is presently a party to any material transaction with the Purchaser (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the best knowledge of the Purchaser, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

(18)     Going Concern.    The Purchaser has no knowledge that RSM Richter, the Purchaser’s independent public accountants, will issue an audit letter containing a “going concern” opinion in connection with the Purchaser’s annual report on Form 20-F for the fiscal year ended December 31, 2005 or otherwise.

(19)     Covenant as to Adequate, Current Public Information.    Until such time as the Purchaser Securities are eligible for resale under Rule 144(k) under the US Securities Act, the Purchaser agrees that it will maintain adequate, current, public information available as those terms are understood and defined in Rule 144(c) under the US Securities Act with respect to the Purchaser.

3.3    Survival of Covenants, Representations and Warranties of the Principal Vendors

To the extent that they have not been fully performed at or prior to the Closing Time, the covenants, representations and warranties of the Principal Vendors, the Company and Novera contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement shall survive the Closing and shall continue for the benefit of the Purchaser for a period of three (3) years notwithstanding such Closing, nor any investigation made by or on behalf of the Purchaser or any knowledge of the Purchaser, except that:

(1)     the representations and warranties set out in Section 3.1(33) shall survive the Closing and continue in full force and effect until, but not beyond, the expiration of the period, if any, during which an assessment or other form of recognized document assessing liability for Tax, interest or penalties under Laws applicable to Tax in respect of any taxation year to which such representations and warranties extend could be issued under such Laws to the Company, including any additional period resulting from the Company filing a waiver or other document extending such period prior to the Closing; and

(2)     a claim for breach of any such representations or warranty, to be effective, must be asserted in writing on or prior to the applicable expiration time set out in this Section 3.3, provided that a claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentations may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by Law.

3.4    Survival of Covenants, Representations and Warranties of the Purchaser

To the extent that they have not been fully performed at or prior to the Closing Time, the covenants, representations and warranties of the Purchaser contained in this Agreement and in any agreement, instrument, certificate or other document delivered pursuant to this Agreement shall survive the Closing and shall continue for the benefit of the Principal Vendors, the Company and Novera for a period of three (3) years notwithstanding such Closing, nor any investigation made by or on behalf of the Principal Vendors or any knowledge of the Principal Vendors, except that a claim for breach of any such representation or warranty, to be effective, must be asserted in writing on or prior to the applicable expiration time set out in this Section 3.4, provided that a claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentations may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by Law.

ARTICLE 4
COVENANTS

4.1     Covenants as to Confidentiality

The Principal Vendors jointly and severally make the following covenants with the Purchaser and acknowledge that the Purchaser is relying on such covenants in entering into this Agreement and completing the Transactions:

(1)     Each Principal Vendor acknowledges and agrees that he/she/it occupied a position of trust and confidence with the Company and in connection with the Transactions, the Purchaser has provided each of them with certain information. “Confidential Information” means any and all information not generally known by others with whom the Company does or plans to compete or do business with, whether written or oral. Confidential Information includes, without limitation, all information relating to (i) the Company’s development, research, testing, manufacturing, marketing and sales activities and practices; (ii) all products researched, developed, planned, tested, manufactured, sold, licensed, leases, or otherwise distributed or put into use by the Company or the Purchaser, together with all services provided or planned by the Company or the Purchaser; (iii) the Company’s costs, profits, and other financial information, sources of supply, and strategic plans; (iv) the identity and special needs of the Company’s or the Purchaser’s customers; and (v) information relating to people and organizations with whom the Company or Purchaser has business relationships and those relationships. Confidential Information also includes comparable information that the Company or Purchaser may receive or have received belonging to third parties with whom the Company or Purchaser does business or to whom the Company or Purchaser has an obligation of confidentiality or privacy. Confidential Information also includes the Intellectual Property defined in Section 3.1(38). “Confidential Information” shall not include information to the extent disclosed by the Company or the Purchaser on a non-confidential basis.

(2)     Each Principal Vendor agrees that he/she/it shall not, except with the prior written consent of the Purchaser, without limitation in time, directly or indirectly, use or disclose to any other individual or entity, any Confidential Information.

(3)     Each Principal Vendor agrees that he/she/it will respect the integrity of all Confidential Information and keep confidential all formulae, manuals, letters, notes, reports and other writings and documents and all records, tapes and other media (“Documents”), whether prepared by such Principal Vendor or others, that may contain Confidential Information whether or not such Documents have been labelled confidential or proprietary. Each Principal Vendor acknowledges and agrees that such Confidential Information and Documents remain the sole and exclusive property of the Purchaser. Each Principal Vendor agrees that he/she/it will not copy any Confidential Information or Documents, nor remove any Confidential Information or Documents, or copies thereof.

(4)     Each Principal Vendor acknowledges and agrees that such Confidential Information is specialized, unique in nature and of great value to the Purchaser and its subsidiaries or affiliates, and that such information gives the Purchaser and its subsidiaries or affiliates a competitive advantage. Each Principal Vendor agrees to deliver or return to the Purchaser, at the Purchaser’s request at any time, all Confidential Information and Documents then in such Principal Vendor’s possession or under such Principal Vendor’s control. As used in this Agreement, “subsidiaries” and “affiliates” shall mean any corporation controlled by, controlling or under common control with the Purchaser.

4.2      Covenants as to Proprietary Rights

The Principal Vendors solidarily make the following covenants with the Purchaser and acknowledge that the Purchaser is relying on such covenants in entering into this Agreement and completing the Transactions:

(1)     The term “Intellectual Property” as used in this Agreement, includes, without limitation, all inventions, discoveries, developments, formulae, methods, improvements, manufacturing techniques, technical or business innovations, know-how, compositions, designs, processes, trademarks, works, concepts, and ideas (whether or not patentable or capable of copyright trademark, or trade secret protection or susceptible to other forms of protection), conceived, created, developed, or reduced to practice by any of the Principal Vendors (whether alone or with others, or under any Principal Vendors’ direction) during any Principal Vendor’s relationship with the Company, that related in any way to the business of the Company or to any present or prospective activity of the Company, or that result from, or are suggested by, work any Principal Vendor did for the Company. Each Principal Vendor hereby assigns and agrees to assign to the Purchaser or its designees, such Principal Vendor’s full right, title and interest to all Intellectual Property regardless of whether such Intellectual Property has been previously disclosed to the Purchaser. Each Principal Vendor agrees that, at any time, each Principal Vendor will, at the Purchaser’s request and expense, execute any and all applications for domestic and foreign patents, copyrights, or other proprietary rights and to do such other acts (including, among others, the execution and delivery of instruments of further assurance or confirmation) requested by the Purchaser to assign the Intellectual Property to the Purchaser, and to permit the Purchaser to enforce any patents, copyrights, or proprietary rights in and to the Intellectual Property. All copyrightable works that any Principal Vendor creates or created shall be considered “works made for hire”. Each Principal Vendor understands and agrees that this Agreement shall not apply to any inventions that any Principal Vendor develops entirely on his/her/its own time without using the Company’s equipment, supplies, facilities, or trade secret information except for those inventions that are either (a) related at the time of conception, or reduction to practice of the invention, to the Company’s business, or actual or demonstrably anticipated research or development of the Company; or (b) result from any work performed by any Principal Vendor for the Company.

(2)     Each Principal Vendor hereby expressly and irrevocably waives any and all moral rights arising under copyright law that any Principal Vendor, as author, may have with respect to any Intellectual Property. Each Principal Vendor agrees that the Purchaser (and its subsidiaries, affiliates, partnerships, joint ventures, direct and indirect licensees) may modify, adapt, translate and use such Intellectual Property as it sees fit. Each Principal Vendor also expressly waives any right that any Principal Vendor may have as an author of a work of authorship to include his/her/its name in any Intellectual Property that is a work of authorship when such work is distributed publicly or otherwise.

(3)     Each Principal Vendor hereby represents that he/she/it has no present obligation to disclose or assign to any Person or entity (other than the Purchaser or the Company) any Intellectual Property. Each Principal Vendor agrees that he/she/it will not disclose to, or use on behalf of the Purchaser of the Company, any proprietary information of any third party without such third party’s consent.

ARTICLE 5
DELIVERIES AT CLOSING

5.1    Deliveries for the Benefit of the Purchaser

The following shall be true and correct or delivered at Closing Time:

(1)     Representations, Warranties and Covenants.     The representations and warranties of each of the Principal Vendors made in or pursuant to this Agreement are true and accurate at the Closing Time, with the same force and effect as though such representations and warranties had been made as of the Closing Time. Each of the Principal Vendors shall have complied with all covenants and agreements herein agreed to be performed or caused to be performed by them at or prior to the Closing Time.

(2)     No Material Adverse Change.     Except as has been specifically permitted in this Agreement, since September 30, 2005 there have not been:

(a)	any material adverse change in any of the assets, business, financial condition, earnings, results of operations or prospects of the Company that has, or threatens to have, a Material Adverse Effect on the assets, business, financial condition, earnings, results of operations or prospects of the Company or which might materially adversely affect the ability of the Company to carry on the Business after the Closing, substantially as such Business is being conducted upon the date hereof; or

(b)	any damage, destruction or loss, or other event, development or condition of any character (whether or not covered by insurance) which would have a material adverse effect on the assets, business, financial condition, earnings, results of operations or prospects of the Company.

(3)     No action to Restrain/No Adverse Law.     No Law shall have been made, and no action or proceeding shall be pending or threatened, which is likely to result in an order, decision or ruling imposing any limitations or conditions which may have a Material Adverse Effect on the Transactions, the right of the Principal Vendors to own the Purchased Shares, or the assets, business, financial condition, earnings, results of operations or prospects of the Company on a consolidated basis.

(4)     Consents.     All filings, notifications and Consents with, to or from Regulatory Authorities and third parties, including the parties to the Material Contracts listed on Schedule 3.1(19) and the lessors of the Leased Premises listed on Schedule 3.1(34)(b), requiring to permit the change of ownership of the Purchased Shares contemplated hereby without resulting in the violation of or a default under any termination, amendment or acceleration of any obligation under any licence, permit, lease, or material Contract affecting the Business or otherwise adversely affecting the Business, the Company, shall have been made, given or obtained on terms acceptable to the Purchaser acting reasonably.

(5)     Employment Agreements.     Employment agreements with Martin Bouchard, Eric Bouchard and Albert Dang-Vu will be executed on terms and conditions acceptable to Purchaser shall be executed and delivered at Closing.

(6)     David Burns and Raymond Romagnolo.     The Employment agreements by and between the Company and David Burns as well as by and between the Company and Raymond Romagnolo will be terminated at the Company’s sole cost and expense up to an amount of Four Hundred and Twenty Thousand Dollars ($420,000.00) each in U.S. funds and such individuals shall both have executed a release in respect of any and all rights which they may have under the Company’s Stock Appreciation Rights Plan to which the Executives were entitled to, in consideration of a payment by the Company, not to exceed $1,342,249.50 in U.S. funds each and the issuance of common shares of the Purchaser. In addition, such individuals shall provide the Company with a full and final release of any and all rights which they may have in connection with their employment by the Company, the termination of their employment agreements and the Stock Appreciation Rights Plan.

(7)     Litigation.     All outstanding litigation with Martin Taucher will have been settled prior to the Closing including the delivery of a general release in favour of the Company and its successors.

(8)     U.S. Tax Filings.     The Company shall file tax returns for operations of the Company for a twelve (12) month period ending June 30, 2005 prior to Closing in the United States.

(9)     Legal Opinion of Principal Vendor’s Counsel.     The legal counsel to the Principal Vendors, Novera and the Company shall provide a legal opinion satisfactory to the Purchaser regarding reasonably the transactions contemplated by this Agreement binding and executory nature and various customary issues regarding the corporate status of the Company, Novera and where applicable the Principal Vendors including without limitation confirmation regarding the representations contained in Section 3.1(13).

(10)     Legal Opinion of Purchaser’s Counsel.     The legal counsel to the Purchaser shall provide a legal opinion satisfactory to the Principal Vendors regarding reasonably the Transaction’s binding and executory nature and various customary issues regarding the corporate status of the Purchaser.

(11)     Post Closing Appointment.     Martin Bouchard shall consult with the nominating committee of the Purchaser for the purposes of appointing two (2) additional directors to the board of directors of the Purchaser which appointment will be made in consultation with the Purchaser’s nominating committee and in accordance with Application Legislation all of which will be subject to approval by Purchaser’s shareholders, the whole as soon as possible following the Closing.

(12)     Coveo.     Eric and Martin Bouchard shall resign as officers and directors of Coveo.

5.2     Waiver or Termination by the Purchaser

The conditions contained in Section 5.1 hereof, are inserted for the exclusive benefit of the Purchaser and may be waived in whole or in part by the Purchaser in writing at any time without prejudice to any of its rights of termination in the event of non-performance of any other condition in whole or in part. If any of the conditions contained in Section 5.1 hereof, are not fulfilled or complied with by the time as herein provided, the Purchaser may, at or prior to the Closing Time, terminate this Agreement by notice in writing after such time required to the Principal Vendors.

5.3	Conditions Precedent

The purchase and sale of the Purchased Shares is subject to the following conditions to be fulfilled at or prior to the Closing Time, which conditions are true conditions precedent to the completion of the Transactions:

(1)     No Legal Action.     No action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit any of the Transactions or the right of the Company to conduct the Business after Closing on substantially the same basis as heretofore conducted.

If any conditions precedent shall not have been fulfilled at or prior to the Closing Time, this Agreement shall be terminated and the Parties shall be released from all obligations hereunder.

ARTICLE 6
INDEMNIFICATION

6.1     Indemnification by the Principal Vendors

Subject to Section 3.3, each of the Principal Vendors (other than Réal Bouchard and Carole Moisan whose indemnification is limited to the representations and warranties provided in Article 3.1 hereof) shall, solidarily, indemnify and save the Purchaser harmless for and from:

(1)     all debts and liabilities of Novera and the Company, including liabilities for any Taxes, existing at the Closing Time and not disclosed on or included in the Financial Statements or the Closing Financial Statements, except liabilities accruing or incurred subsequent to the Statements Date in the ordinary course of the Business, consistent with past practice and except liabilities disclosed in this Agreement or any Schedule hereto;

(2)     all contingent liabilities which Novera and the Company become obligated to pay and which exist at the Closing Time, whether or not disclosed or reflected in the Financial Statements or the Closing Financial Statements, and whether or not the Principal Vendors or the Company, or any of them have notice thereof or of the facts or circumstances which give rise thereto;

(3)     any assessment for Taxes of the Company or Novera for any period up to the Closing Date for which no adequate reserve has been provided and disclosed in the Financial Statements or the Closing Financial Statements including without limiting the generality of the foregoing, any liability arising before or after the Closing Date from the Corporate Reorganization carried out pursuant to the Corporate Reorganization of Novera and the Company prior to the Closing and any Taxes owing in relation thereto by either the Company, Novera or the Purchaser as a result of any tax elections made by the Principal Vendors relating to the Corporate Reorganization;

(4)     any losses, damages or deficiencies suffered by the Purchaser or by Novera or the Company as a result of any breach of representation, warranty or covenant on the part of the Principal Vendors contained in this Agreement or in any certificate or document delivered pursuant to or contemplated by this Agreernent;

(5)     any warranty, damage or similar claim made against Novera or the Company for or arising from defects in any goods, materials, service or workmanship, in each case provided by Novera or the Company on or prior to the Closing Date for which Novera or the Company is or is alleged to be liable;

(6)     any breach by the Principal Vendors of Laws applicable to privacy and the protection of personal information in connection with the Transactions; and

(7)     all claims, demands, costs and expenses, including audit and legal fees, in respect of the foregoing.

6.2     Indemnification by the Purchaser

Subject to Section 3.4, the Purchaser shall indemnify and save the Principal Vendors harmless for and from:

(1)     any loss, damages or deficiencies suffered by the Principal Vendors as a result of any breach of representation, warranty or covenant on the part of the Purchaser contained in this Agreement or in any certificate or document delivered pursuant to or contemplated by this Agreement; and

(2)     all claims, demands, costs and expenses, including legal fees, in respect of the foregoing.

6.3     Notice of Claim

A Party entitled to and seeking indemnification pursuant to the terms of this Agreement (the “Indemnified Party”) shall promptly give written notice to the Party or Parties, as applicable, responsible for indemnifying the Indemnified Party (the “Indemnifying Party”) of any claim for indemnification pursuant to Sections 6.1 or 6.2 (a “Claim”, which term shall include more than one Claim). Such notice shall specify whether the Claim arises as a result of a claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available):

(1)     the factual basis for the Claim; and

(2)     the amount of the Claim, or, if any amount is not then determinable, an approximate and reasonable estimate of the likely amount of the Claim.

6.4     Procedure for Indemnification

(1)    Direct Claims.    With respect to Direct Claims, following receipt of notice from the Indemnified Party of a Claim, the Indemnifying Party shall have thirty (30) days to make such investigation of the Claim as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of such thirty (30) day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim.

(2)    Third Party Claims.     With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its own expense, to participate in or assume control of the negotiation, settlement or defence of such Third Party Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all the Indemnified Party’s out-of-pocket expenses incurred as a result of such participation or assumption. If the Indemnifying Party elects to assume such control, the Indemnified Party shall cooperate with the Indemnifying Party, shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim at its own expense and shall have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifying Party and the Indemnified Party shall be retained by the Indemnifying Party. If the Indemnifying Party, having elected to assume such control, thereafter fails to defend any such Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

6.5     General Indemnification Rules

The obligations of the Indemnifying Party to indemnify the Indemnified Party in respect of Claims shall also be subject to the following:

(1)     Any Claim arising as a result of a breach of a representation or warranty shall be made not later than the date on which, pursuant to Sections 3.3 and 3.4, such representation and warranty terminated;

(2)     In the event that any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any person (a “Third Party”) with respect to such Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party

shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party;

(3)     Except in the circumstance contemplated by Section 6.5(5), and whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Third Party Claim except with the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld);

(4)     The Indemnified Party shall not permit any right of appeal in respect of any Third Party Claim to terminate without giving the Indemnifying Party notice thereof and an opportunity to contest such Third Party Claim;

(5)     The Indemnified Party and the Indemnifying Party shall cooperate fully with each other with respect to Third Party Claims and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available);

No amounts may be claimed pursuant to Section 6.1 unless and until the Purchaser shall have suffered indemnifiable amount of Claim or Claims in excess of $100,000.00 in the aggregate provided that the foregoing shall not change, alter or adversely affect the right of the Purchaser and obligation of the Principal Vendors under the Escrow Agreements. Notwithstanding the foregoing, upon the indemnifiable amount of a Claim or Claims attaining $100,000.00, the Purchaser may recover the entire indemnifiable amount commencing with the first dollar of the indemnifiable amount.

The Purchaser acknowledges that the Vendors shall assume and be liable for part of the indemnification in connection with any Claim made by the Purchaser pursuant to the provisions contained in Section 6.6(6) and up to the maximum amount stated in the Share Purchase Agreement entered into at the date hereof between the Purchaser and the Vendors.

6.6     Notwithstanding Section 6.4(2), the Indemnifying Party shall not settle any Third Party Claim or conduct any related legal or administrative proceeding in a manner which would, in the opinion of the Indemnified Party, acting reasonably, have a material adverse impact on the Indemnified Party.

ARTICLE 7
TAX ELECTIONS

7.1     Each Principal Vendor shall be entitled, at its sole discretion, to avail himself of the provisions of Subsection 85(1) of the Income Tax Act (Canada) and of Section 518 of the Taxation Act (Quebec) in respect of the sale of the Purchased Shares to the Purchaser hereunder. If a Principal Vendor notifies the Purchaser of his intention to make an election under the provisions of Subsection 85(1) of the Income Tax Act (Canada), the Purchaser covenants and agrees to jointly elect with such Principal Vendor under the provisions of Subsection 85(1) of the Income Tax Act (Canada) and of Section 518 of the Taxation Act (Quebec) in respect of the transfer of the Purchased Shares designated by the Principal Vendor. In this regard the parties jointly agree to file the appropriate forms within the time and the manner prescribed for such filings by the Income Tax Act (Canada) and the Taxation Act (Quebec) for an elected amount designated by the Principal Vendor. The Principal Vendors that will avail himself of the provisions of this section shall designate an elected amount that is within the restrictions of these provisions Purchaser shall have the right to request and obtain supporting documents from a Principal Purchaser in support of the adjusted cost base of the Purchased Shares.

7.2     The parties agree that the acquisition of control of the Company shall occur on the Closing Time and that the Company shall elect in its returns of income under Part I of the ITA for its taxation year ending immediately before the acquisition of control of the Company by the Purchaser under this Agreement, not to have the provisions of sub-section 256(9) of the ITA applied. The parties agree that the Company shall make the corresponding election under the provisions of section 21.4.2 of the Taxation Act (Québec).

ARTICLE 8
CLOSING ARRANGEMENTS

8.1     Place of Closing

The Closing shall take place at the Closing Time at the offices of Spiegel Sohmer Inc., 5 Place Ville Marie, Suite 1203, Montréal, Québec H3B 2G2.

8.2     Deliveries at the Closing

At the Closing Time, upon fulfillment of all the conditions set out in ARTICLE 5 that have not been waived in writing by the Purchaser, or the Principal Vendors, as applicable, the Principal Vendors shall deliver to the Purchaser certificates evidencing all the Purchased Shares, duly endorsed in blank for transfer, the Principal Vendors shall deliver such documents as are required or contemplated to be delivered by the Principal Vendors or Principal Vendors’ counsel pursuant to this Agreement, the relevant portions of the Purchase Price shall be paid or delivered in the manner provided in Section 2.3 and the Purchaser shall deliver such documents as are required or contemplated to be delivered by the Purchaser or Purchaser’s counsel pursuant to this Agreement.

ARTICLE 9
GENERAL

9.1    Confidentiality

Neither the Principal Vendors nor its representatives, agents or employees will disclose to third parties, directly or indirectly, any confidential information or confidential data relating to the Purchaser discovered by the Principal Vendors or its representatives, agents or employees as a result of the Purchaser making available to the Principal Vendors and its representatives, agents or employees the information requested by them in connection with the Transactions.

9.2    Notices

(1)     Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by facsimile or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(a) if to the Principal Vendors:

112 Doris-Lussier Saint-Augustin-de-Desmaures, Quebec G3A 2TA

Attention: Mr. Martin Bouchard Email: mbouchard@copernic.com

and

Oglivy Renault 500 Grand Allée East, 2nd Floor Quebec, Quebec G1R 2J7

Attention: Mtre. Carl Tremblay Fax No.: (418) 640-1500 Email: ctremblay@ogilvyrenault.com

(b) if to the Purchaser:

c/o Mamma.com Inc. 388 St. Jacques Street West 9th Floor Montreal, Quebec H2Y 1S1

Attention: Mr. Guy Fauré Fax No.: (514) 874-0886 Email: guy@mamma.com

(c) if to Novera:

c/o Mamma.com Inc. 388 St. Jacques Street West 9th Floor Montreal, Quebec H2Y 1S1

Attention: Mr. Guy Fauré Fax No.: (514) 874-0886 Email: guy@mamma.com

(d) if to the Company:

c/o Mamma.com Inc. 388 St. Jacques Street West 9th Floor Montreal, Quebec H2Y 1S1

Attention: Mr. Guy Fauré Fax No.: (514) 874-0886 Email: guy@mamma.com

(2)     Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event that might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(3)     Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 9.2.

(4)     A copy of any notice or other communication to the Principal Vendors shall be given to Ogilvy Renault, Attention Carl Tremblay, 500, Grand Allée East, 2nd Floor, Quebec, Quebec G1R 2J7. A copy of any notice or other communication to the Purchaser, Novera or the Company shall be given to Spiegel Sohmer Inc., Attention: Morris Szwimer, 5 Place Ville Marie, Suite 1203, Montréal, Québec H3B 2G2, Fax No.: 514-875-8237, Email: mszwimer@spiegelsohmer.com.

9.3     Public Announcements and Disclosure

The Parties shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the Transactions and, except as required by any Applicable Securities Legislation or other applicable Law, no Party shall issue any such press release or make any such public announcement without the prior written consent of the others, which consent shall not be unreasonably withheld or delayed. Prior to any such press release or public announcement, none of the Parties shall disclose this Agreement or any aspect of the Transactions except to its board of directors, its senior management, its legal, accounting, financial or other professional advisors, any financial institution contacted by it with respect to any financing required in connection with the Transactions and counsel to such institution, or as may be required by any applicable Law or stock exchange having jurisdiction.

9.4     Assignment

The Purchaser may assign its rights under this Agreement in whole or in part to any other person; provided, however, that any such assignment shall not relieve the Purchaser from any of its obligations hereunder. The Principal Vendors may not assign their rights under this Agreement.

9.5     Expenses

Unless otherwise provided herein, each of the Principal Vendors and the Purchaser shall be responsible for the expenses (including fees and expenses of legal advisers, accountants and other professional advisers) incurred by them, respectively, in connection with the negotiation and settlement of this Agreement and the completion of the Transactions. In the event of termination of this Agreement, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party. The Principal Vendors shall be responsible for all costs and expenses relating to the Corporate Re-Organization except for the expenses associated with the transfer of the investments by the Company in Coveo Solutions Inc. and 6328571 Canada Inc. which shall be borne by the Company.

9.6     Further Assurances

Each of the Parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Parties hereto may reasonably require from time to time after Closing, at the expense of the requesting Party, for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

9.7     Entire Agreement

This Agreement, including all Schedules attached hereto, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided. No reliance is placed by any Party hereto on any warranty, representation, opinion, advice or assertion of fact made by any Party hereto or its directors, officers, employees or agents, to any other Party hereto or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included in this Agreement.

9.8     Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the Party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

9.9     Rights Cumulative

The rights and remedies of the Parties hereunder are cumulative and not alternative.

9.10     Counterparts

This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

9.10     Joint and Several Obligations

The Principal Vendors’ representations, warranties, covenants, indemnities and obligations hereunder are joint and several, except as otherwise expressly provided.

9.11     Purchaser’s Right To Set Off

The Purchaser shall have the right, from time to time, to deduct from and set off against (and thereby reduce) any monies at any time due and payable by the Purchaser to the Principal Vendors under the provisions of this Agreement, any amounts which the Purchaser shall bona fide allege are owing to it by the Principal Vendors. Should any amount be disputed by the Principal Vendors, the Purchaser shall await a final decision prior to setting off.

9.12     English Language

The Parties have required that this Agreement and all documents relating thereto be drawn up in English. Les parties à la convention reconnaissent avoir exigé que la convention et tous les documents y afférents soient rédigés en anglais.

Each Person signing below represents that he or she has: read this Agreement in its entirety (including any and all Schedules); understands its terms; is duly authorized to execute this Agreement on behalf of the Party indicated below by his or her name; and agrees on behalf of such Party that such Party will be bound by those terms.

[SIGNATURE ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF this Agreement has been executed by the Parties.

/s/ Martin Bouchard
Martin Bouchard

/s/ Éric Bouchard
Éric Bouchard

/s/ Réal Bouchard
Réal Bouchard

/s/ Carole Moisan
Carole Moisan

4332911 CANADA INC.

Per: /s/ Éric Bouchard
Éric Bouchard, President

4332903 CANADA INC.

Per: /s/ Martin Bouchard
Martin Bouchard, President
MAMMA.COM INC.

Per: /s/ Guy Fauré
Guy Fauré, President

4332890 CANADA INC.

Per: /s/ Martin Bouchard
Martin Bouchard, President

COPERNIC TECHNOLOGIES INC.

Per: /s/ Martin Bouchard
Martin Bouchard, Executive Chairman